[Valor Letterhead]
May 18, 2006
Michele Anderson
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valor Communications Group, Inc.
Amendment No. 2 to Form S-4
Filed April 12, 2006
File No. 333-132073
Dear Ms. Anderson:
     We are in receipt of your letter dated May 15, 2006 wherein you make comments to Amendment No. 2 to the Form S-4 filed by Valor Communications Group, Inc. (“Valor”) on May 2, 2006 relating to the spin-off by Alltel Corporation (“Alltel”) of its wireline telecommunications business and subsequent merger of such business with Valor. For your convenience, we have restated each comment in its entirety with the response of Valor and Alltel, as applicable, following immediately thereafter. Please be advised that Valor is not filing an amendment to the Form S-4 contemporaneously with the transmission of this letter. Instead, per our counsel’s conversation with you on May 16, 2006, we are attaching as Exhibit A to this letter the revisions we propose to make to the prospectus in response to the Staff’s comments. Following the Staff’s review of these proposed revisions, Valor will file an amendment to its Form S-4 and Alltel Holding Corp. will file an amendment to its Form S-1 (originally filed on May 2, 2006) that reflect these revisions, together with any modifications required to address any remaining items raised by the Staff in its review.

Sincerely, /s/ William M. Ojile, Jr. William M. Ojile, Jr.

General
1.	We note your response to our prior comment one. Alltel Holding Corporation should file the revised Form S-1 using its own CIK number, rather than Alltel Corporation’s CIK number, so that EDGAR reflects Alltel Holding Corporation as a registrant.

Response: Alltel Holding Corp. will file Amendment No. 1 to the Form S-1 using its own CIK number, rather than Alltel Corporation’s CIK number, so that EDGAR reflects Alltel Holding Corp. as the registrant.
Cover Page
2.	We note your response to our prior comment two. Please revise the cover page and the relevant portions of the prospectus/proxy statement so that they convey you have no plans to issue, prior to the determination of the merger consideration, any shares of common stock outside of your equity incentive plans, as you suggest in the response letter.

Response: Per the Staff’s request, Valor will revise the cover page and the relevant portions of the prospectus to explain that Valor has no plans to issue, prior to the determination of the merger consideration, any shares of common stock outside of its equity incentive plans.
Background of the Merger, page 36
3.	Revise the new disclosure on page 42 regarding the substance of Wachovia Securities’ final presentation to the board to state that it did not materially differ from the preliminary presentations the advisor previously made to the board in September and October, as indicated in your response to prior comment ten.

Response: Per the Staff’s comment, Valor will revise the disclosure to eliminate references to the presentations in November and December. The revised disclosure will appear on page 46 under the section titled “Opinion of Valor’s Financial Advisor — Wachovia Securities.”
The Transactions, page 31
Opinion of Valor’s Financial Advisor—Wachovia Securities, page 45
Opinion of Valor’s Financial Advisor—Bear Stearns, page 54
4.	We note your response to our prior comment 13. Please provide an analysis in your response letter as to whether each of the different kinds of detailed information excluded from the Alltel summary is material to investors in assessing the conclusions reached by the financial advisors and the boards regarding the transactions. As part of your analysis, describe to what extent the advisors relied on each kind of excluded information in reaching their conclusions. Alternatively, revise the prospectus to include all of the Alltel projected financial information provided to Valor and/or Valor’s financial advisors.
Response: Per the Staff’s request, the prospectus will be revised as per Exhibit A-3 herein to include all of the Alltel projected financial information provided to Valor and/or Valor’s financial advisors. Please note that the assumptions included in the aforementioned exhibit are subject to further editorial modifications by our advisors.

Exhibit A-1

PROPOSED CHANGES IN RESPONSE
TO
COMMENT NO. 2

Subject to completion, as filed with the Securities and Exchange Commission on May      , 2006
Registration No. 333-132073

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VALOR COMMUNICATIONS GROUP, INC.
(To be renamed “Windstream Corporation”)
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4813	20-0792300
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
William M. Ojile, Jr., Esq.
Senior Vice President,
Chief Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(972) 373-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
COPIES TO:

Joshua N. Korff, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, NY 10022 Tel. (212) 446-4800 Fax (212) 446-4900	Richard N. Massey, Esq. Executive Vice President and Secretary Alltel Corporation One Allied Drive Little Rock, Arkansas 72202 Tel. (501) 905-0625 Fax (501) 905-0962	John P. Fletcher, Esq. Executive Vice President and General Counsel Alltel Holding Corp. 4001 Rodney Parham Road Little Rock, AR 72212 Tel. (501) 748-7900 Fax (501) 748-7400	Daniel L. Heard, Esq. Kutak Rock LLP 425 W. Capitol Avenue Suite 1100 Little Rock, AR 72201 Tel. (501) 975-3000 Fax (501) 975-3001
     Approximate date of commencement of proposed sale to public: As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the merger of Alltel Holding Corp. with and into Valor Communications Group, Inc. pursuant to the merger agreement described in the enclosed document have been satisfied or waived.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share	Offering Price(2)	Fee(3)

Common Stock, par value $.0001 per share	404,651,478	N/A	$3,500,235,284.70	$374,525.18

(1)	This Registration Statement relates to shares of common stock, par value $0.0001 per share, of Valor Communications Group, Inc. issuable to holders of common stock, par value $0.01, of Alltel Holding Corp. (“Spinco”) pursuant to the proposed merger of Spinco with and into Valor. The amount of Valor common stock to be registered represents the maximum number of shares of common stock that Valor will issue to holders of common stock of Spinco upon consummation of the merger based on a formula set forth in the merger agreement, which requires that Valor issue a number of shares of its common stock equal to the aggregate number of shares of Valor common stock issued and outstanding, on a fully diluted basis, as of the effective time of the merger, multiplied by 5.667. Because it is not possible to accurately state the number of shares of Valor common stock that will be outstanding as of the effective time of the merger, this calculation is based on 71,096,887 shares of Valor common stock outstanding as of April 28, 2006, plus 307,997 shares of common stock that remain available for issuance under Valor’s 2005 Long-Term Incentive Plan (which represents all the shares that may be issued under any Valor equity incentive plan). Other than grants of equity incentive awards in the ordinary course of business, Valor has no plans to issue any shares of common stock prior to the effective time of the merger.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act, based on the book value (computed as of March 31, 2006, the most recent date for which such information is available) of the common stock of Spinco to be exchanged in the merger.

(3)	Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933 by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered by (B) 0.000107. Filing fee has been previously paid by the registrant.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/ prospectus-information statement is not complete and may be changed. Valor Communications Group, Inc. may not distribute or issue the shares of Valor common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/ prospectus-information statement is not an offer to distribute these securities and Valor Communications Group, Inc. is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION DATED MAY      , 2006
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
[ •  ], 2006
To the Stockholders of Valor Communications Group, Inc.:
     As previously announced, the Board of Directors of Valor Communications Group, Inc. has unanimously approved a strategic merger that will combine Valor and the wireline telecommunications business of Alltel Corporation. Pursuant to the Agreement and Plan of Merger Valor entered into on December 8, 2005, as amended on May 18, 2006, with Alltel Corporation and Alltel Holding Corp. (which we refer to as “Spinco”), Spinco will merge with and into Valor and Valor will survive as a stand-alone company and will hold and conduct the combined business operations of Valor and Spinco. Following completion of the merger, the separate existence of Spinco will cease. The merger will take place immediately after Alltel contributes the assets making up its wireline telecommunications business to Spinco and distributes the common stock of Spinco to a third-party exchange agent for the benefit of its stockholders. As a result of the transactions, Alltel will receive approximately $4.2 billion of combined cash proceeds and debt reduction (on a consolidated basis). Immediately following the merger, Valor will change its name to “Windstream Corporation” and its common stock will be quoted on the New York Stock Exchange and will be traded under the ticker symbol “WIN”.
     Valor will issue an aggregate number of shares of common stock to Alltel stockholders pursuant to the merger such that when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream Corporation on a fully diluted basis. To achieve this result, the aggregate number of shares of Valor common stock that will be issued in the merger will be equal to 5.667 multiplied by the aggregate number of shares of Valor common stock outstanding on a fully diluted basis immediately prior to the effective time. Therefore, this number and the value of the per share merger consideration Alltel Stockholders will receive will not be known until the effective time of the merger. Although, based on its current shares outstanding, Valor expects to issue approximately 405,000,000 shares of common stock to Alltel stockholders in the aggregate, or approximately 1.04 shares of common stock per each share of Alltel common stock held by Alltel stockholders, pursuant to the merger, any increase or decrease in the number of shares of Valor common stock outstanding that occurs for any reason prior to the effective time of the merger would cause these numbers to change. Therefore, we cannot provide a minimum or maximum number of shares that will be issued in the merger, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In all cases, however, the amount of shares to be issued will yield the 85/15 relative post-merger ownership percentage described above. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on [ •  ], 2006 (the record date for the spin-off). However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive to also change. The number of shares of Valor common stock to be issued to Alltel stockholders in the merger will not be adjusted as a result of fluctuations in the market price of Valor common stock. For a more complete discussion of the calculation of the number of shares of Valor common stock to be issued pursuant to the merger, see the section titled “The Transactions — Calculation of Merger Consideration” on page [ •  ] of the accompanying proxy statement/ prospectus-information statement. Before Valor may issue these shares the Valor certificate of incorporation must be amended to increase the authorized shares of Valor common stock from 200,000,000 to 1,000,000,000. Existing shares of Valor common stock will remain outstanding.
     We cordially invite you to attend the annual meeting of Valor stockholders to be held on [ •  ], 2006 at [ •  ], at [ •  ], local time. At the annual meeting, we will ask you to consider and vote on proposals to adopt and approve the merger agreement and the transactions contemplated thereby. You will also be asked to elect directors and act on other matters normally considered at Valor’s annual meeting. The Board of Directors of Valor has unanimously approved the merger agreement and unanimously recommends that the Valor stockholders vote FOR the proposals to (i) adopt the merger agreement, (ii) approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and (iii) approve the issuance of Valor common stock pursuant to the merger, each of which is necessary to effect the merger, as well as FOR the adoption of the 2006 Equity Incentive Plan (which is conditioned upon stockholder approval of the merger proposals), the Board’s nominees for director and the ratification of Valor’s independent auditors.
     Your vote is very important. We cannot complete the merger unless the proposals relating to the adoption of the merger agreement, the amendment to Valor’s certificate of incorporation and bylaws pursuant to the merger and the issuance of Valor stock pursuant to the merger are adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Valor common stock entitled to vote at the annual meeting. Only stockholders who owned shares of Valor common stock at the close of business on May 5, 2006 will be entitled to vote at the annual meeting. Whether or not you plan to be present at the annual meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. If you hold your shares in “street name”, you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote your shares, or vote in person at the annual meeting, it will have the same effect as a vote against adoption of the merger agreement.
     You should be aware that certain stockholders have already agreed with Alltel to vote or cause to be voted all of the Valor shares they own in favor of the adoption of the merger agreement, the amendment of the Valor organizational documents in their entirety pursuant to the merger increasing the authorized shares of Valor common stock and the issuance of Valor common stock pursuant to the merger. Further, you should also be aware that our directors and executive officers have either entered into this agreement with Alltel or otherwise indicated that they intend to vote their Valor common shares FOR the merger proposals. These stockholders and our executive officers and directors together hold an aggregate of approximately 42% of the aggregate number of votes entitled to be cast.
     The accompanying proxy statement/ prospectus-information statement explains the merger, the merger agreement and the transactions contemplated thereby and provides specific information concerning the annual meeting. Please review this document carefully. You should consider the matters discussed under the heading “Risk Factors — Risks Relating to the Spin-Off and the Merger” on page 21 of the accompanying proxy statement/ prospectus-information statement before voting.
     On behalf of our Board of Directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

John J. Mueller
President and Chief Executive Officer
Member of the Board of Directors
     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/ prospectus-information statement or the Valor Communications Group, Inc. common stock to be issued in connection with the spin-off and merger, or determined if this proxy statement/ prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.
This proxy statement/ prospectus-information statement is dated [ •  ], 2006, and is first being mailed to stockholders on or about [ •  ], 2006.

ALLTEL CORPORATION
One Allied Drive  •  Little Rock, Arkansas 72202
Telephone (501) 905-8000
www.alltel.com
[ •  ], 2006
To the Stockholders of Alltel Corporation:
      On December 9, 2005, we announced that we would spin-off for the benefit of our stockholders shares of Alltel Holding Corp. (which we refer to as “Spinco”), a subsidiary of Alltel Corporation into which we will contribute our wireline telecommunications business, and that Spinco would then merge with Valor Communications Group, Inc. After the spin-off and merger, Valor, which will be renamed “Windstream Corporation,” will be a separately traded public company that will own and operate the combined businesses of Spinco and Valor. The new company’s common stock will be listed on the New York Stock Exchange under the trading symbol “WIN.”
      It is presently estimated that approximately 1.04 shares of Valor common stock will be issued to Alltel stockholders for each share of Spinco common stock they are entitled to receive on the distribution date. However, this amount will be calculated based on the fully diluted number of shares of Valor common stock outstanding immediately prior to the effective time of the merger and Alltel common stock outstanding on [●], 2006, the record date for the spin-off, and therefore will not be finally determined until the effective time. As a result, the estimated ratio of 1.04 shares of Valor common stock for each share of Alltel common stock would change to the extent the number of shares of Alltel common stock or Valor common stock outstanding changes for any reason prior to these times, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In all cases, however, when the merger is completed, Alltel’s stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream Corporation on a diluted basis. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. A more complete discussion of the calculation of the number of shares of Valor common stock to be issued pursuant to the merger is contained in the accompanying proxy statement/ prospectus-information statement. You and all other holders of Alltel common stock will not be required to pay for the shares of Valor common stock you receive and you will also retain all of your shares of Alltel common stock.
      This transaction represents a significant strategic step that will sharpen Alltel’s focus on its higher growth wireless telecommunications business. The spin-off will also allow Alltel stockholders to benefit from the success and upside potential of the new company.
      Alltel Corporation’s Board of Directors has determined that the spin-off of the wireline business and the combination with Valor is advisable and in the best interests of Alltel and its stockholders, and has approved the proposed transaction. You need not take any action to participate in the spin-off or the merger. No vote of Alltel Corporation stockholders is required in connection with this transaction.
      The following document contains important information describing the terms of the spin-off and the merger. We encourage you to read it carefully.
      We look forward to completing the spin-off and merger and to the exciting opportunities it presents for our stockholders.

Sincerely,

Scott T. Ford
President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q:	What are Valor Communications Group, Inc. stockholders being asked to vote on at the annual meeting?

A:	Valor Communications Group, Inc. (also referred to herein as “Valor”) stockholders are being asked to consider and vote upon proposals to adopt the merger agreement entered into among Valor, Alltel Corporation (also referred to herein as “Alltel”) and Alltel Holding Corp. (also referred to herein as “Spinco”), to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan. Other matters to be considered and voted upon at the annual meeting are the election of directors, ratification of Valor’s independent auditors and such other matters as may properly come before the meeting.

Q:	What will happen in the spin-off?

A:	First, Alltel will contribute its wireline telecommunications business to Spinco in exchange for, among other things, a special dividend in the aggregate amount of approximately $2.275 billion and the distribution by Spinco to Alltel of certain Spinco debt securities, which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel. As the sole stockholder of Spinco, Alltel will receive 100% of the special dividend. After the contribution and immediately prior to the merger, Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis. Such shares will be immediately converted into that number of shares of Valor common stock Alltel stockholders will be entitled to receive in the merger. As a result, Alltel stockholders will never hold Spinco securities.

Q:	What will happen in the merger?

A:	In the merger, Spinco will merge with and into Valor in accordance with the terms of the merger agreement. Valor will survive the merger as a stand-alone company holding and conducting the combined business operations of Valor and Spinco. Immediately following the merger, Valor will change its name to Windstream Corporation and its common stock will be quoted on the New York Stock Exchange under the symbol “WIN”. For ease of reference, throughout this proxy statement/prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.”

Q:	What will Alltel Corporation stockholders be entitled to receive pursuant to the transactions?

A:	As a result of the merger, it is currently estimated that Alltel stockholders will be entitled to receive approximately 1.04 shares of Valor common stock for each share of Alltel common stock that they own as of [ • ], 2006, the record date for the spin-off. However, this amount will be finally determined at the effective time of the merger based on Valor shares outstanding immediately prior to the effective time and Alltel shares outstanding on the record date for the spin-off. Therefore will change to the extent that Valor or Alltel’s shares outstanding at such times are not the same as our estimates due to increases or decreases in share amounts for any reason, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. No fractional shares of Valor common stock will be issued to Alltel stockholders in the merger. Alltel stockholders that otherwise would be entitled to a fraction of a Valor common share will be entitled to receive a cash payment in lieu of issuance of that fractional share. See “The Merger Agreement — Merger Consideration” on page [ • ]. Following the merger, approximately 85% of the outstanding common shares of Windstream will be held by Alltel stockholders collectively.

vi

stockholders on a pro rata basis. Such shares will be immediately converted into that number of shares of Valor common stock Alltel stockholders will be entitled to receive in the merger. As a result, Alltel stockholders will never hold shares of Spinco common stock.
The Merger (page [ •  ])
      In the merger, Spinco will merge with and into Valor in accordance with the merger agreement. Valor will survive the merger as a stand-alone company that will hold and conduct the combined business operations of Valor and Spinco. Immediately following the merger, Valor will change its name to Windstream Corporation, and its common stock will be quoted on the New York Stock Exchange under the ticker symbol “WIN”. For ease of reference, throughout this proxy statement/prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.”
      It is presently estimated that Alltel stockholders will receive approximately 1.04 shares of Windstream common stock for each share of Alltel common stock they own on [ •  ], 2006, the record date for the spin-off. However, this amount is subject to change based on the number of shares of Alltel common stock outstanding on such date and Valor common stock outstanding immediately prior to the effective time of the merger. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, upon consummation of the merger, on a diluted basis, 85% of Windstream will collectively be held by Alltel common stockholders and 15% will collectively be held by the stockholders of Valor. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. For a more complete discussion of the calculation of the number of shares of Valor common stock to be issued in the merger, see the section titled “The Transactions — Calculation of Merger Consideration” on page [ •  ] of this proxy statement/ prospectus-information statement. Holders of Alltel common stock will not be required to pay for the shares of Valor common stock they receive and will also retain all of their shares of Alltel Corporation. Existing shares of Valor common stock will remain outstanding.
Valor Board of Directors’ Recommendation to Valor Stockholders (page [ •  ])
      The Valor Board of Directors has unanimously determined that the merger is advisable and fair to, and in the best interests of, Valor and its stockholders and unanimously recommends that Valor stockholders vote FOR the proposals to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan and, if necessary, to adjourn the annual meeting to solicit additional proxies for the merger proposals.
Valor’s Reasons for the Merger (page [ •  ])
      In recommending the merger to Valor stockholders, the Valor Board of Directors considered Valor’s current and historical financial condition and results of operations as well as its future prospects and strategic objectives. The Board of Directors examined the potential impact of industry trends and risks facing Valor and the industry as a whole on such prospects and objectives. The Board of Directors reviewed the strategic options available to Valor, both potential transaction opportunities and remaining as a separate public company and the risk associated with each option. The Board of Directors authorized management to explore potential transactions and Valor’s senior management subsequently began discussions with Alltel.
      In the course of their discussions, both Valor and Alltel recognized that a merger of Alltel’s wireline business with Valor could potentially have substantial strategic and financial benefits. The Board considered issues such as the amount of debt that the merged company would assume and the agreements between Spinco and Alltel. The pro forma capital structure of Windstream will produce lower debt leverage, lower cost

Merger Consideration (page [ •  ])
      The merger agreement provides that Valor will issue in the aggregate to holders of Alltel common stock a number of shares of Valor common stock equal to (a) the number of shares of Valor common stock outstanding on a fully-diluted basis as the effective time of the merger multiplied by (b) 5.667, we refer to the product of this formula as the “aggregate merger consideration.” Each share of Spinco common stock distributed for the benefit of Alltel stockholders in the spin-off will be converted into the right to receive a number of shares of Valor common stock equal to the aggregate merger consideration, divided by the number of Alltel shares outstanding as of [ •  ], 2006, the record date for the spin-off.
      It is presently estimated that Valor will issue in the aggregate approximately 405 million shares of common stock to Alltel stockholders pursuant to the merger, or approximately 1.04 shares of Valor common stock (subject to variation as a result of compensatory equity grants and other issuances) for each share of Alltel common stock outstanding as of the record date for the spin-off. Given that these amounts are calculated based on the number of shares of Alltel common stock outstanding as of the record date for the spin-off and Valor common stock outstanding at the effective time of the merger, the actual number of shares of Valor common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, the calculation of the merger consideration set forth in the merger agreement is structured so that, regardless of the number of Valor shares and Spinco shares outstanding immediately prior to the effective time of the merger, when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive to also change.
      Alltel stockholders that otherwise would be entitled to a fraction of a Valor common share will be entitled to receive a cash payment in lieu of issuance of that fractional share.
Conditions to the Completion of the Merger (page [ •  ])
      Consummation of the merger is subject to the satisfaction of certain conditions, including, among others:

•	the obtaining of the requisite approval by the stockholders of Valor;

•	the receipt of required regulatory approvals, including the approval of the Federal Communications Commission (which Valor received on February 1, 2006), the relevant state public service or public utilities commissions and the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (which Valor received on January 3, 2006);

•	the SEC declaring effective the registration statement, of which this proxy statement/ prospectus-information statement is a part;

•	consummation of the contribution transaction, the distribution transaction and the debt exchange transaction, each of which are described elsewhere in this proxy statement/ prospectus-information statement;

•	consummation of the financing of Spinco;

•	receipt of surplus, solvency and certain other opinions;

•	each party’s compliance in all material respects with its obligations under the merger agreement;

portion of the net proceeds from the issuance of senior unsecured debt securities in an offering under Rule 144A. Windstream will also assume $400.0 million in outstanding Valor notes, which will be equitably and ratably secured with debt under the new credit facilities. Windstream will be required to offer to purchase any of the outstanding Valor notes that may be tendered as a result of the merger, which constitutes a change of control under the indenture governing the Valor notes, and will borrow additional amounts under its new credit facilities to the extent necessary to fund the purchase of any Valor notes that are tendered. However, no Valor bonds are expected to be tendered as a result of the merger as their current trading price exceeds the put price. The trading price of the bonds was $106.05 as of April 3, 2006 versus a put price of $101. In addition, Windstream will refinance approximately $781.0 million (plus related premiums) outstanding under Valor’s existing credit facility with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in a Rule 144A offering. The amounts assumed by Windstream, together with the issuance of the debt securities, the borrowings under the new credit facilities and certain expenses related to the spin-off, merger and financing transactions, will result in Windstream having approximately $5.5 billion in total debt immediately following completion of the merger.
Calculation of Merger Consideration
      The merger agreement provides that Valor will issue in the aggregate to holders of Alltel common stock a number of Valor shares equal to (a) the number of shares of Valor common stock outstanding as of the effective time of the merger multiplied by (b) 5.667. For ease of reference, we will refer to the product of this equation as the “aggregate merger consideration.” Pursuant to the distribution agreement, Alltel and Spinco have elected to distribute one share of Spinco common stock to the exchange agent for the benefit of Alltel stockholders for each share of Alltel common stock outstanding on [ •  ], 2006, the record date for the spinoff. Each share of Spinco common stock held by the exchange agent will be converted into the right to receive a number of Valor shares equal to the aggregate merger consideration, divided by the number of Alltel shares outstanding as of the record date for the spin-off. For ease of reference, we will refer to the product of this equation as the “per share merger consideration.”
      Neither the aggregate merger consideration nor the per share merger consideration will be adjusted in the event of a decline in the value of the Alltel wireline telecommunications business that is being contributed to Spinco. If the value of this business declines after Valor stockholders approve the merger proposals, the market price of Windstream common stock following completion of the merger will be less than Valor stockholders anticipated when they voted to approve the merger proposals. In this event, there will also be no adjustment of the aggregate merger consideration, or the per share merger consideration.
      It is presently estimated that Valor will issue in the aggregate approximately 405 million shares of common stock to Alltel stockholders pursuant to the merger, or approximately 1.04 shares of Valor common stock (subject to variation as a result of compensatory equity grants and other issuances) for each share of Alltel common stock outstanding as of the record date for the spin-off. Given that these amounts are calculated based on the number of shares of Alltel common stock outstanding as of the record date for the spin-off and Valor common stock outstanding at the effective time of the merger, the actual number of shares of Valor common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, the calculation of the merger consideration set forth in the merger agreement is structured so that, regardless of the number of Valor shares and Spinco shares outstanding immediately prior to the effective time of the merger, when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis. Based on the closing price of Valor common stock on May 16, 2006 of $13.03, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.55 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. The following illustration sets forth the manner in which these estimated amounts were calculated:

For purposes of this calculation only it is assumed that the effective time of the merger occurred on April 28, 2006. On April 28, 2006 there were 389,107,443 shares of Alltel common stock outstanding and 71,096,887 fully-diluted shares of Valor common stock outstanding.

Step 1: Calculate the “aggregate merger consideration.” The merger agreement provides that Valor will issue to holders of Alltel common stock a number of Valor shares equal to the number of fully-diluted shares of Valor common stock outstanding as of the effective time of the merger multiplied by 5.667. As of April 28, 2006 there were 71,096,887 shares of Valor common stock outstanding. Therefore to determine the aggregate merger consideration we must multiply 71,096,887 by 5.667, which equals 402,906,058.63 shares.

Step 2: Determine number of Spinco shares outstanding. Pursuant to the distribution agreement Alltel and Spinco have determined that one share of Spinco common stock will be issued for each share of Alltel common stock outstanding on [ • ], 2006, the record date for the spin-off. Assuming for purposes of this illustration only that 389,107,443 shares of Alltel common stock will be outstanding as of such date, there will be 389,107,443 shares of Spinco common stock outstanding as of the effective time of the merger.

Step 3: Calculate the “per share merger consideration.” The merger agreement provides that each share of Spinco common stock will be converted into the right to receive a number of Valor shares equal to the aggregate merger consideration, divided by the number of Spinco shares outstanding as the effective time of the merger. In this illustration the aggregate merger consideration equals 402,906,058.63 shares and the number of Spinco shares outstanding as of the effective time is 389,107,443. Hence, to determine the per share merger consideration we must divide 402,906,058.63 by 389,107,443, which equals approximately 1.04.

Based on the foregoing, it is currently estimated that Alltel stockholders will receive approximately 1.04 shares of Valor common stock in exchange for each Alltel share such stockholder owns on the record date for the spin-off and that Valor will be obligated to issue in the aggregate 402,906,058.63 shares of Valor common stock to Alltel stockholders. This issuance would result in Alltel stockholders collectively owning approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis following completion of the merger.
      The following table set forth the values used in the above calculation:

Valor Common			Approximate per
Stock Outstanding	Spinco Common	Aggregate Merger	Share Merger
(fully-diluted)	Stock Outstanding	Consideration	Consideration

71,096,887	389,107,443	402,906,058.63	1.04
      The actual number of shares of Valor common stock outstanding as of the effective time of the merger will likely be different than the number of shares outstanding as of April 28, 2006 (as set forth in the above illustration) as a result of compensatory equity grants of Valor common stock, however Valor has no other plans to issue any shares of its common stock prior to the effective time of the merger. Any change in the number of shares outstanding will cause the aggregate merger consideration to be different from that set forth in the above illustration. In addition, the actual number of shares of Spinco common stock distributed to Alltel stockholders may be different than as set forth in the above illustration as a result of compensation equity grants and other issuances of Alltel common stock. Any change in the number of shares of Spinco common stock distributed will cause the per merger consideration to change. However, the calculation of the merger consideration is structured so that following completion of the merger Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis notwithstanding such issuances.
      We encourage you to carefully read the merger agreement and the distribution agreement which are attached as Annexes A-1, A-2 and B to this proxy statement/ prospectus-information statement and

Exhibit A-2

PROPOSED CHANGES IN RESPONSE
TO
COMMENT NO. 3

other potential strategic alternatives that Valor had reviewed prior to exploring the Alltel opportunity and that might be available to Valor, including remaining as a separate independent entity and considered such potential alternatives and the proposed Alltel transaction. At the meeting, Wachovia Securities made a presentation to the Board regarding the estimated valuation and potential stockholder value of the proposed merger. At this meeting, the Board also received oral and written opinions of Wachovia Securities and Bear Stearns, that as of December 8, 2005, and based upon and subject to the factors, qualifications, judgments and assumptions set forth in the written opinions, the aggregate consideration to be issued by Valor in the merger was fair from a financial point of view to Valor and its stockholders. Following further discussion, the Valor Board unanimously determined that the merger was in the best interests of Valor and its stockholders, approved the merger and the merger agreement, the distribution agreement, the tax sharing agreement and related ancillary agreements, authorized the filing of all necessary regulatory applications and consents on behalf of Valor, authorized the preparation and filing of a Registration Statement on Form S-4, and directed Valor’s management to take all other actions necessary to effectuate the completion of the merger. It also approved the issuance of shares of Valor’s common stock in connection with the merger. In addition, Valor’s Compensation Committee approved certain retention and severance benefits that are being provided to retain employees in connection with the merger.
      The parties signed the merger agreement on December 8, 2005. Before the opening of trading on the New York Stock Exchange on December 9, 2005, the parties issued press releases announcing the execution of the merger agreement.
Valor’s Reasons for the Merger
      The following discussion of the information and factors discussed by the Valor Board of Directors is not meant to be exhaustive but is believed to include all material factors considered by it in reaching its determination that the Valor — Spinco merger is fair to and in the best interests of Valor and its stockholders. The Board of Directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger are fair to, and in the best interests of, Valor and Valor stockholders. Rather, the Board of Directors viewed its position as being based on the totality of the information presented to and considered by it. As a result of the consideration of the foregoing and other relevant considerations, the Board of Directors determined that the merger, including the terms of the merger agreement, distribution agreement and the other agreements relating to the merger, are fair to, and in the best interests of, Valor and its stockholders.
      In reaching its recommendation, the Board considered the future prospects of Valor on a standalone basis, and whether the proposed merger would provide potentially greater benefit to Valor and its shareholders. It analyzed the current and historical financial condition and results of operations of Valor and other rural wireline telecommunications carriers, and specifically the fact that Valor, consistent with the rest of the wireline telecommunications industry, had experienced declining access lines and flat to declining total revenues, and that these trends did not appear likely to reverse in the future. The Board also considered the increased competitive activity experienced by Valor from cable television providers, wireless carriers and other competitive local exchange carriers, and the fact this competitive activity may increase in the future with the advent of new technologies and applications, such as Voice over Internet Protocol (VoIP). In analyzing the benefits of the proposed merger, the Board considered the prospects and strategic objectives of Valor, namely to: 1) increase penetration of our DSL, Long Distance and Bundles, leading to higher revenue per access line; 2) control expenses; 3) effectively deploy capital; and 4) pursue strategic transactions.
      Given the Valor-specific and industry risks identified above, and trends in the industry in which Valor operates, the Board determined Valor would have a better opportunity to achieve its objectives through a transaction with Alltel given, among other factors: the increased scale and scope of the combined company, their complementary rural markets, their common billing and customer care platform and the better diversification of customers, revenues and earnings across a broader geographic area that would result from the merger. The Board believed that because of its size, the combined company would have greater viability in the investment community and that the size and financial metrics of the new company would open up opportunities with investment funds that today do not consider Valor on a standalone basis. Also, the Board

Opinion of Valor’s Financial Advisor — Wachovia Securities
      Valor’s Board of Directors retained Wachovia Securities on October 15, 2005 to act as its financial advisor and to provide a fairness opinion in connection with the transactions contemplated by the merger agreement. Valor’s Board of Directors selected Wachovia Securities to act as its financial advisor based on Wachovia Securities’ qualifications, expertise and reputation. At the meeting of Valor’s Board of Directors on December 8, 2005, Wachovia Securities rendered its oral opinion, subsequently confirmed in writing on December 8, that as of December 8, 2005, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, the aggregate merger consideration to be paid by Valor pursuant to the merger agreement was fair, from a financial point of view, to Valor and its stockholders. Wachovia Securities presented to the Board its financial analyses performed in rendering its fairness opinion. This presentation did not materially differ from the preliminary presentations made to the Board.
      The full text of the written opinion of Wachovia Securities which sets forth the assumptions made, matters considered and limitations on the opinion and on the review undertaken in connection with the opinion, is attached as Annex D-1. The opinion of Wachovia Securities is for the information and use of the Board of Directors of Valor in connection with its consideration of the merger and relates only to the fairness, from a financial point of view, of the aggregate merger consideration to Valor and its stockholders. This opinion does not and shall not constitute a recommendation to any holder of Valor common stock as to how such holder should vote in connection with the merger agreement or any other matter related thereto. You should carefully read the opinion in its entirety.
      In arriving at its opinion, Wachovia Securities, among other things:

•	Reviewed the merger agreement, including the financial terms of the merger, and the agreements contemplated thereby;

•	Reviewed Annual Reports on Form 10-K of Alltel for the three fiscal years ended December 31, 2004; Annual Reports on Form 10-K of Valor for the fiscal year ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alltel and Valor; and certain business, financial, and other information regarding each of Alltel and Valor that was publicly available;

•	Reviewed certain business, financial, and other information regarding Valor and its prospects that was furnished to Wachovia Securities by, and discussed with, the management of Valor, including projections for Valor for the four years ended December 31, 2008, which are attached to this proxy statement/prospectus-information statement as Annex I-1;

•	Reviewed certain business, financial, and other information regarding Alltel and Spinco and their prospects that were furnished to Wachovia Securities by, and discussed with, the management of Alltel and Spinco, including projections for Alltel and Spinco for the three years ended December 31, 2007, which are attached to this proxy statement/prospectus as Annex I-2;

•	Reviewed the stock price and trading history of Valor common stock;

•	Compared the available business, financial, and other information regarding each of Valor and Spinco with similar information regarding certain publicly traded companies that Wachovia Securities deemed relevant;

•	Compared the proposed financial terms of the merger agreement with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed relevant;

•	Developed discounted cash flow models for each of Valor and Spinco based upon estimates provided by the management of each of Valor and Spinco, as to each of Valor and Spinco respectively, and certain estimates discussed with the management of Valor;

•	Reviewed the potential pro forma impact of the merger on Valor’s financial statements;

•	Considered other information such as financial, economic and market criteria that Wachovia Securities deemed relevant; and

Exhibit A-3

PROPOSED CHANGES IN RESPONSE
TO
COMMENT NO. 4

Annex I-2
Projected Financial Information Provided by
Alltel Corporation to
Valor Communications Group, Inc. and Valor’s Financial Advisors

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Projected Financial Information for Spinco
      Spinco does not as a matter of course make public long-term projections as to future revenues, earnings or other results. However, in connection with the evaluation of the terms of this transaction, Spinco’s management prepared and made available to Valor, its Board of Directors, and its financial advisors Spinco’s internal projections of its financial performance for the remainder of its fiscal year ending December 31, 2005 and for its full fiscal years 2006 and 2007, which were based on the application of a number of assumptions determined by Spinco’s management. The internal financial forecasts (upon which these projections were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections were prepared in good faith at the time they were made; however, it should not be assumed that the projections continue to be accurate or reflective of management’s current view. These projections are attached to this proxy statement/ prospectus-information statement only because such projections were considered by Spinco and Valor in connection with their evaluations of this transaction at the time this transaction was being considered. In addition, these projections were provided to Wachovia Securities and Bear Stearns, Valor’s financial advisors, in connection with their financial analyses of this transaction and the preparation of their respective fairness opinions.
      The projected financial information set forth below is presented as if Spinco were a separate stand-alone business independent of Alltel, which it is not. Alltel provides Spinco with various support services, including engineering management, information technology, financial management, regulatory management, and other general administrative support, which are neither separately identifiable nor independent of Alltel. Although the costs associated with this support have historically been allocated to Spinco on a basis that Spinco’s management believes reasonably approximates the cost of those services, and such costs are included in the projected financial information set forth below on a consistent basis, as a result of this relationship, the projected financial information set forth below may not be representative of Spinco’s financial performance if it were an independent stand-alone entity.
      The projected financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the rules and regulations established by the Securities and Exchange Commission, generally accepted accounting principles (“GAAP”) or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projected financial information, but, in the view of Spinco’s management and based on the key assumptions described below, was prepared on a reasonable basis, reflects the best estimates and judgments available at the time of its preparation, and presented at the time of preparation, to the best of the knowledge and belief of Spinco’s management, the expected course of action and the expected future financial performance of Spinco. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/ prospectus-information statement are cautioned not to place undue reliance on the projected financial information. The projected financial information set forth below is included solely for the purpose of giving Valor’s stockholders access to the same non-public information that was provided to Valor’s Board of Directors.
      The projected financial information attached to this proxy statement/ prospectus-information statement has been prepared by, and is the responsibility of, Spinco’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/ prospectus-information statement relates to Spinco’s historical financial information. It does not extend to the projected financial information and should not be read to do so.
      The assumptions and estimates underlying the projected financial information set forth below are inherently uncertain and, though considered reasonable by Spinco’s management as of the date of its preparation, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information, including, among others, risks and uncertainties relating to Spinco’s business (including Spinco’s ability to achieve

I-2-2

strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters, and are subject to significant contingencies, many of which are beyond Spinco’s control. See “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, the projected results set forth below may not be indicative of Spinco’s future performance, and actual results may differ materially from those presented in the projected financial information.
      The information presented for periods 2005  — 2007 was prepared in October 2005 and was based upon assumptions management believed to be reliable at that time. Amounts presented for 2005 (also identified as “2005E”) represent actual results for the nine months ended September 30, 2005 and estimated results for the three month period from October 1, 2005 through December 31, 2005. While all projections are necessarily speculative and should not have undue reliance placed upon them, the prospective financial information covering periods beyond 2005 carry increasingly higher levels of uncertainty and should be read in that context. If this information were prepared by our management as of the date of this proxy statement/ prospectus-information statement, the financial information below likely would be different. Attachment of the projected financial information to this proxy statement/ prospectus-information statement should not be regarded as a representation by any person that the results contained in the projected financial information will be achieved.
      Spinco does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, Spinco does not intend to update or otherwise revise the projected financial information to reflect circumstances arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be no longer appropriate. Furthermore, Spinco does not intend to update or revise the projected financial information to reflect changes in general economic or industry conditions.
      The accompanying projected financial information includes financial measures and terms that were not calculated in accordance with GAAP. Specifically, they include the non-GAAP measures EBITDA and EBITDA Margin. EBITDA is calculated as operating income plus depreciation and amortization expense, while EBITDA Margin is calculated as EBITDA divided by total revenues. Spinco believes that these measures provide management with an alternative method for assessing Spinco’s operating results in a manner that enables management to evaluate operating cash flow available to service Spinco’s debt obligations, pay its taxes and fund its capital expenditures. In addition, Spinco believes that these measures provide management with useful information about the Company’s performance because they eliminate the effects of period to period changes in taxes, costs associated with capital investments, interest expense and other non-operating items. The non-GAAP measures presented below are the types of measures that Spinco’s management uses in analyzing Spinco’s results of operations and in determining a component of employee incentive compensation. However, these measures do not provide a complete picture of our operations. Non-GAAP measures are not prepared in accordance with GAAP, and should not be considered a substitute for or superior to GAAP results.
Key Assumptions — Overall
      The following key assumptions have been used to develop the information set forth below. For all periods presented, product sales and cost of products sold did not include revenues and related expenses from sales of the product distribution segment to regulated affiliates that are reported as revenues and expenses under GAAP. In addition, intercompany revenue and expense eliminations were not included in the projected financial information set forth below. Other than the assumptions related to intercompany revenues and expenses discussed above, the assumptions used in the projected financial information are consistent with the accounting policies disclosed in Spinco’s historical consolidated financial statements included in this proxy statement/prospectus-information statement. The projected financial information does not reflect the adoption of any new accounting pronouncements subsequent to October 2005, the date it was prepared, including the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” on January 1, 2006. The adoption of SFAS No. 123(R) did not have a material impact on Spinco’s results of operations for the three months ended March 31, 2006. However, Spinco has not determined the

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impact of adopting SFAS No. 123(R) on post-spin periods. In addition, the projected financial information reflects no changes in the regulatory environment in which Spinco operates, other than as discussed below.

Projected Service Revenues:

•	Core Wireline — The service revenue projections for the years ended December 31, 2006 and 2007 were based on a continued loss of access lines (5% in both years), offset by growth in broadband (identified as “DSL”) customers (39% and 22% in 2006 and 2007, respectively). Access line loss was projected to accelerate due to increased competition as cable companies and other alternative providers of voice and data services introduce attractive offerings in Spinco’s markets, as well as increased substitution of broadband access for secondary access lines, resulting in the projected growth in broadband customers. In addition, satellite video service offered through an agreement with DISH Network, which was launched in late 2005, was projected to accelerate throughout 2006 and 2007 and help mitigate access line loss. Local service revenues were projected to decrease proportionately to access line loss, offset somewhat by modest growth in features. Network access revenues, excluding broadband, were projected to experience declines due to declines in Intrastate traffic with continued industry migration to wireless and cable telephony. In addition, Spinco expected special access rates to decline effective July 1, 2006 when new tariff filings become effective. These declines in revenue are partially offset by continued growth in broadband revenue as discussed above, resulting in total core wireline service revenue declines of 2.1% and 2.3% in 2006 and 2007, respectively.

•	Retail Long Distance (identified as “AXN”) — Spinco projected modest customer and revenue growth in 2006 due to additional launches of unlimited long distance packages. The increases in recurring revenue offset the declines in usage based billings in 2006. Revenue was projected to decline in 2007 as the customer base more closely realigns itself with loss in access lines.

Projected Product Sales:
      Product distribution sales were projected to increase modestly in 2006 and 2007 due to growth in non-affiliate sales of the product distribution segment (identified as “ACP”). Directory advertising sales (identified as “APC”) were projected to remain consistent with 2005 in both 2006 and 2007.

Projected Cash Operating Expenses:
      Cash operating expenses are projected to decline by 0.5% and 1.1% in 2006 and 2007, respectively, to be achieved through strong expense management. Operations work force is projected to decrease 14% from the beginning of 2005 to the end of 2007, resulting in a 1% decline in cost of services in 2006 and 2007. Cost of products sold increases proportionately to the slight increases in product sales, and selling, general and administrative expenses are relatively flat due to increases in advertising and promotions for broadband and video offerings, offset by reductions in other cash costs. The work force reductions are projected as Spinco continues to right size the work force, to appropriately support a lower customer base.

Projected Capital Expenditures/ Depreciation Expense:
      Capital expenditures in 2006 include incremental spending in order to support the continued expansion of broadband coverage. While capital expenditures in 2005 and 2006 are slightly higher than 2004, these expenditures are lower than historical spending. This lower spending, combined with depreciation studies resulting in the extension of remaining asset lives, contribute to the projection for depreciation expense to remain relatively flat in 2006 and 2007.
KEY ASSUMPTIONS — BY PRODUCT
      The following forecast assumptions by individual product are intended to supplement the overall assumptions documented above.

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ILEC (76% of Spinco revenue, 88% of Spinco EBITDA and 93% of Spinco Capex in 2006):
      The ILEC service revenue projections for the years ended December 31, 2006 and 2007 were based on a continued loss of access lines (5% in both years), offset by growth in broadband (identified as “DSL”) customers (39% and 22% in 2006 and 2007, respectively). Access line loss was projected to accelerate due to increased competition as cable companies and other alternative providers of voice and data services introduce attractive offerings in Spinco’s markets, as well as increased substitution of broadband access for secondary access lines, resulting in the projected growth in broadband customers. In addition, satellite video service offered through an agreement with DISH Network, which was launched in late 2005, was projected to accelerate throughout 2006 and 2007 and help mitigate access line loss. Local service revenues were projected to decrease proportionately to access line loss, offset somewhat by modest growth in features. Network access revenues, excluding broadband, were projected to experience declines due to declines in Intrastate traffic with continued industry migration to wireless and cable telephony. In addition, Spinco expected special access rates to decline effective July 1, 2006 when new tariff filings become effective. These declines in revenue are partially offset by continued growth in broadband revenue as discussed above, resulting in total core wireline service revenue declines of 3.4% and 3.3% in 2006 and 2007, respectively. ILEC service revenue includes the regulated portion of broadband revenue, which remains flat in 2006 and 2007. The remaining broadband revenue is captured in the Internet product and reflects the growth portion of broadband revenue in 2006 and 2007, discussed below.
      ILEC product sales, consisting primarily of large customer premise equipment (CPE) sales to business customers, were projected to increase 8.6% and 3.5% in 2006 and 2007, respectively, due to realignment and centralization of the business sales force and associated new initiatives in that sales channel.
      ILEC cash operating expenses are projected to decline by 1.5% and 1.9% in 2006 and 2007, respectively, to be achieved through strong expense management. Operations work force was projected to decrease 13% from the beginning of 2005 to the end of 2007, resulting in decreases in cost of services and selling, general and administrative expenses in both 2006 and 2007. Cost of products sold increases in both years due to the increase in product sales previously discussed. The work force reductions are projected as Spinco continues to right size the work force, to appropriately support a lower customer base.
      ILEC capital expenditures in 2006 include incremental spending in order to support the continued expansion of broadband coverage. While capital expenditures in 2005 and 2006 are slightly higher than 2004, these expenditures are lower than historical spending. This lower spending, combined with depreciation studies resulting in the extension of remaining asset lives, contribute to the projection for depreciation expense to remain relatively flat in 2006 and 2007.

CLEC (3% of Spinco revenue, 2% of Spinco EBITDA and 2% of Spinco Capex in 2006):
      The CLEC operations were projected to maintain overall revenues consistent with 2005 with continued access line loss offset by growth in product sales and network access due to increased sales of special circuits. Cash expenses were projected to remain relatively flat with the exception of cost of products sold which will increase relative to product sales. Capital expenditures were projected to remain flat.

Internet (4% of Spinco revenue, 5% of Spinco EBITDA and 4% of Spinco Capex in 2006):
      Internet revenues were projected to increase 25% and 13% in 2006 and 2007, respectively, due to the increase in broadband customers discussed previously. The growth in broadband revenues is offset by a significant decline in dial access customers (46% and 41% in 2006 and 2007, respectively). Internet cash expenses were projected to increase slightly in both years, primarily in those costs directly associated with growth in customers (specifically bad debt and billing costs). Furthermore, capital expenditures were projected to increase in connection with growth in broadband.

I-2-5

Retail Long Distance, identified as “AXN” (7% of Spinco revenue and 2% of Spinco EBITDA in 2006):
      Retail Long Distance was projected to have modest customer and revenue growth in 2006 due to additional launches of unlimited long distance packages. The increases in recurring revenue offset the declines in usage-based billings in 2006. Revenue was projected to decline in 2007 as the customer base more closely realigns itself with loss in access lines. Cash expenses are primarily driven by customer usage and correspond directionally to revenue. The projections for the retail long distance operations assumed that Spinco does not own the network to transport long distance traffic, as that network will be retained by Alltel.

Product Distribution, identified as “ACP” (3% of Spinco revenue and <1% of Spinco EBITDA in 2006):
      Product distribution sales and cost of products sold were projected to increase modestly in 2006 and 2007 due to growth in non-affiliate sales. As previously mentioned, the projections for ACP reflect only the non-affiliate business.

Directory Publishing, identified as “APC” (6% of total Wireline revenue and <1% of Wireline EBITDA in 2006):
      Directory advertising sales and EBITDA in 2006 and 2007 were projected to remain consistent with 2005.

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Financial Discussion
Supplemental
November 2005

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Financial Forecast Summary Assumptions

•	Bottoms-up model

•	Incorporates input from sales, marketing and operating groups

•	2006 forecast based on current 2006 budget

•	Access line trends based on current competitive tiering of lines by exchange

•	Financial reporting assumptions

•	ILEC revenue includes regulated portion of DSL revenue; remaining DSL revenue is captured in the Internet segment

•	Royalties from APC are included in ILEC revenue

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Wireline Combined Income Statement —
Operating Income from Current Businesses
Multi-Year Forecast 2004-2008

($ in millions,	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
lines in 000’s)	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	$2,601	(3.4)%	$2,540	(2.3)%	$2,495	(1.8)%	$2,434	(2.4)%
Product sales	281	9.1%	285	1.6%	294	3.1%	302	2.9%

Total revenues and sales	2,881	(2.3)%	2,825	(2.0)	2,789	(1.3)%	2,736	(1.9)%

Operating expenses:
Cost of products sold	235	4.9%	230	(2.0)%	234	1.8%	241	2.6%
Cost of services	855	(7.7)%	858	0.4%	849	(1.0)%	834	(1.8)%
Selling, general and admin.	298	(4.9)%	316	6.0%	314	(0.7)%	307	(2.3)%

Cash operating expenses	1,388	(5.2)%	1,404	1.2%	1,398	(0.5)%	1,382	(1.1)%

EBITDA	1,494	0.6%	1,421	-4.9%	1,391	-2.1%	1,355	-2.6%
EBITDA margin	51.8%		50.3%		49.9%		49.5%
Depreciation and amortization	519	(2.4)%	499	(3.7)%	499	0.0%	499	(0.1)%

Operating income	$975	2.3%	$921	(5.5)%	$892	(3.2)%	$856	(4.1)%

Operating margin	33.8%		32.6%		32.0%		31.3%
Access Lines	3,009	(2.8)%	2,882	(4.2)%	2,737	(5.0)%	2,599	(5.0)%
Net Access Line Loss	(86)		(128)		(145)		(138)
DSL Customers	243	59.0%	395	62.4%	547	38.5%	665	21.5%
Net DSL Additions	90		152		152		118
Long Distance Customers	1,771	5.4%	1,742	(1.6)%	1,750	0.5%	1,732	(1.1)%
Capital Expenditures	$333	(13.1)%	$358	7.5%	$350	(2.3)%	$325	(7.1)%

I-2-9

Core Wireline Income Statement —
Operating Income from Current Businesses
Multi-Year Forecast 2004-2008

			% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
($ in 000s)	Actual 2003	Actual 2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	2,399,697	2,384,886	(0.6)%	2,341,062	(1.8)%	2,291,234	(2.1)%	2,237,707	(2.3)%
Product sales	36,382	34,923	(4.0)%	39,000	11.7%	41,909	7.5%	43,472	3.7%

Total revenues and sales	2,436,079	2,419,809	(0.7)%	2,380,062	(1.6)%	2,333,143	(2.0)%	2,281,179	(2.2)%

Operating expenses:
Cost of products sold	29,131	28,711	(1.4)%	33,661	17.2%	34,720	3.1%	36,110	4.0%
Cost of services	737,162	704,333	(4.5)%	718,131	2.0%	708,372	(1.4)%	697,412	(1.5)%
Selling, general and admin.	259,405	244,329	(5.8)%	253,892	3.9%	250,442	(1.4)%	244,209	(2.5)%

Cash operating expenses	1,025,698	977,373	(4.7)%	1,005,684	2.9%	993,534	(1.2)%	977,731	(1.6)%

EBITDA	1,410,381	1,442,436	2.3%	1,374,378	-4.7%	1,339,609	-2.5%	1,303,448	-2.7%
EBITDA margin	57.9%	59.6%		57.7%		57.4%		57.1%
Depreciation and amortization	526,508	516,445	(1.9)%	496,935	(3.8)%	495,790	(0.2)%	495,845	0.0%

Operating income	883,873	925,991	4.8%	877,443	(5.2)%	843,819	(3.8)%	807,603	(4.3)%

Operating margin	36.3%	38.3%		36.9%		36.2%		35.4%
Access Lines	3,095,635	3,009,388	(2.8)%	2,881,516	(4.2)%	2,736,569	(5.0)%	2,598,818	(5.0)%
Net Access Line Loss	(71,640)	(86,247)	20.4%	(127,872)	48.3%	(144,947)	13.4%	(137,751)	(5.0)%
DSL Customers	153,028	243,325	59.0%	395,207	62.4%	547,451	38.5%	665,220	21.5%
Net DSL Additions	82,846	90,297	9.0%	151,882	68.2%	152,244	0.2%	117,769	(22.6)%
Long Distance Customers
Capital Expenditures	378,632	331,969	(12.3)%	357,000	7.5%	348,400	(2.4)%	323,500	(7.1)%

I-2-10

ILEC Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	2,213,434	(1.2)%	2,160,653	(2.4)%	2,087,232	(3.4)%	2,017,676	(3.3)%
Product sales	24,652	(4.2)%	27,309	10.8%	29,645	8.6%	30,678	3.5%

Total revenues and sales	2,238,086	(1.2)%	2,187,962	(2.2)%	2,116,877	(3.2)%	2,048,354	(3.2)%

Operating expenses:
Cost of products sold	20,900	(2.1)%	25,077	20.0%	25,577	2.0%	26,559	3.8%
Cost of services	619,561	(4.1)%	638,335	3.0%	628,112	(1.6)%	617,059	(1.8)%
Selling, general and admin.	221,054	(5.1)%	229,586	3.9%	225,981	(1.6)%	219,566	(2.8)%

Cash operating expenses	861,515	(4.3)%	892,998	3.7%	879,670	(1.5)%	863,184	(1.9)%

EBITDA	1,376,571	0.8%	1,294,964	(5.9)%	1,237,207	(4.5)%	1,185,170	(4.2)%
EBITDA margin	61.5%		59.2%		58.4%		57.9%
Depreciation and amortization	493,282	(1.3)%	476,545	(3.4)%	474,522	(0.4)%	474,521	0.0%

Operating Income	883,289	2.1%	818,419	(7.3)%	762,685	(6.8)%	710,649	(6.8)%

Operating margin	39.5%		37.4%		36.0%		34.7%
Access Lines	2,896,986	(2.8)%	2,768,883	(4.4)%	2,630,675	(5.0)%	2,498,628	(5.0)%
Net Access Line Loss	(83,413)	22.0%	(128,103)	53.6%	(138,208)	7.9%	(132,047)	(4.5)%
DSL Customers	241,567	59.9%	393,575	62.9%	546,070	38.7%	664,068	21.6%
Net DSL Additions	90,528	9.5%	152,008	67.9%	152,495	0.3%	117,998	(22.6)%
Long Distance Customers
Capital Expenditures	318,390	(13.2)%	338,300	6.3%	326,200	(3.6)%	298,900	(8.4)%

I-2-11

CLEC Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	86,512	(0.5)%	83,599	(3.4)%	83,051	(0.7)%	83,388	0.4%
Product sales	10,271	(3.6)%	11,691	13.8%	12,264	4.9%	12,794	4.3%

Total revenues and sales	96,783	(0.9)%	95,290	(1.5)%	95,315	0.0%	96,182	0.9%

Operating expenses:
Cost of products sold	7,811	0.4%	8,584	9.9%	9,143	6.5%	9,551	4.5%
Cost of services	45,146	(8.6)%	40,953	(9.3)%	41,110	0.4%	41,108	0.0%
Selling, general and admin.	16,236	(11.0)%	16,584	2.1%	16,682	0.6%	16,723	0.2%

Cash operating expenses	69,193	(8.3)%	66,121	(4.4)%	66,935	1.2%	67,382	0.7%

EBITDA	27,590	24.4%	29,169	5.7%	28,380	(2.7)%	28,800	1.5%
EBITDA margin	28.5%		30.6%		29.8%		29.9%
Depreciation and amortization	17,010	(11.0)%	13,651	(19.7)%	13,353	(2.2)%	13,369	0.1%

Operating Income	10,580	244.9%	15,518	46.7%	15,027	(3.2)%	15,431	2.7%

Operating margin	10.9%		16.3%		15.8%		16.0%
Access Lines	112,402	(2.5)%	112,633	0.2%	105,894	(6.0)%	100,190	(5.4)%
Net Access Line Loss	(2,834)	(14.0)%	231	(108.2)%	(6,739)	(3017.3)%	(5,704)	(15.4)%
DSL Customers	1,758	(11.6)%	1,632	(7.2)%	1,381	(15.4)%	1,152	(16.6)%
Net DSL Additions	(231)	(217.9)%	(126)	(45.5)%	(251)	99.2%	(229)	(8.8)%
Long Distance Customers
Capital Expenditures	4,970	(34.1)%	7,600	52.9%	7,500	(1.3)%	7,600	1.3%

I-2-12

Internet Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	84,940	17.1%	96,810	14.0%	120,951	24.9%	136,643	13.0%
Product sales	—		—		—		—

Total revenues and sales	84,940	17.1%	96,810	14.0%	120,951	24.9%	136,643	13.0%

Operating expenses:
Cost of products sold	—	(100.0)%	—		—		—
Cost of services	39,626	(4.6)%	38,843	(2.0)%	39,150	0.8%	39,245	0.2%
Selling, general and admin.	7,039	(13.7)%	7,722	9.7%	7,779	0.7%	7,920	1.8%

Cash operating expenses	46,665	(6.1)%	46,565	(0.2)%	46,929	0.8%	47,165	0.5%

EBITDA	38,275	67.6%	50,245	31.3%	74,022	47.3%	89,478	20.9%
EBITDA margin	45.1%		51.9%		61.2%		65.5%
Depreciation and amortization	6,153	(17.1)%	6,739	9.5%	7,915	17.5%	7,955	0.5%

Operating Income	32,122	108.4%	43,506	35.4%	66,107	51.9%	81,523	23.3%

Operating margin	37.8%		44.9%		54.7%		59.7%

Access Lines
Net Access Line Loss

DSL Customers
Net DSL Additions

Long Distance Customers

Capital Expenditures	8,609	93.2%	11,100	28.9%	14,700	32.4%	17,000	15.6%

I-2-13

Included CSS Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	215,868	(25.9)%	198,670	(8.0)%	203,670	2.5%	196,437	(3.6)%
Product sales	245,700	11.3%	246,200	0.2%	252,000	2.4%	258,828	2.7%

Total revenues and sales	461,568	(9.9)%	444,870	(3.6)%	455,670	2.4%	455,265	(0.1)%

Operating expenses:
Cost of products sold	206,300	5.9%	196,700	(4.7)%	199,730	1.5%	204,483	2.4%
Cost of services	150,310	(20.3)%	139,654	(7.1)%	140,935	0.9%	137,002	(2.8)%
Selling, general and admin.	53,797	(0.8)%	62,255	15.7%	63,401	1.8%	62,456	(1.5)%

Cash operating expenses	410,407	(6.2)%	398,609	(2.9)%	404,066	1.4%	403,941	0.0%

EBITDA	51,161	(31.3)%	46,261	(9.6)%	51,604	11.5%	51,324	(0.5)%
EBITDA margin	11.1%		10.4%		11.3%		11.3%
Depreciation and amortization	2,100	(56.3)%	2,300	9.5%	3,640	58.3%	3,283	(9.8)%

Operating income	49,061	(29.6)%	43,961	(10.4)%	47,964	9.1%	48,041	0.2%

Operating margin	10.6%		9.9%		10.5%		10.6%
Access Lines
Net Access Line Loss
DSL Customers
Net DSL Additions
Long Distance Customers	1,770,852	5.4%	1,741,897	(1.6)%	1,750,263	0.5%	1,731,697	(1.1)%
Capital Expenditures	1,300	(72.3)%	1,300	0.0%	1,600	23.1%	1,500	(6.3)%

I-2-14

AXN Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	174,068	(4.5)%	181,970	4.5%	187,118	2.8%	181,170	(3.2)%
Product sales	—		—		—		—

Total revenues and sales	174,068	(4.5)%	181,970	4.5%	187,118	2.8%	181,170	(3.2)%

Operating expenses:
Cost of products sold	—		—		—		—
Cost of services	120,510	9.1%	125,954	4.5%	128,627	2.1%	125,971	(2.1)%
Selling, general and admin.	29,097	(12.7)%	27,355	(6.0)%	28,171	3.0%	27,239	(3.3)%

Cash operating expenses	149,607	4.0%	153,309	2.5%	156,798	2.3%	153,210	(2.3)%

EBITDA	24,461	(36.5)%	28,661	17.2%	30,320	5.8%	27,960	(7.8)%
EBITDA margin	14.1%		15.8%		16.2%		15.4%
Depreciation and amortization	—		—		—		—

Operating income	24,461	(36.5)%	28,661	17.2%	30,320	5.8%	27,960	(7.8)%

Operating margin	14.1%		15.8%		16.2%		15.4%
Access Lines
Net Access Line Loss
DSL Customers
Net DSL Additions
Long Distance Customers	1,770,852	5.4%	1,741,897	(1.6)%	1,750,263	0.5%	1,731,697	(1.1)%
Capital Expenditures	—		—		—		—

I-2-15

ACP Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	—		—		—		—
Product sales	89,800	(8.6)%	92,900	3.5%	97,000	4.4%	103,828	7.0%

Total revenues and sales	89,800	(8.6)%	92,900	3.5%	97,000	4.4%	103,828	7.0%

Operating expenses:
Cost of products sold	79,500	(8.6)%	83,100	4.5%	85,030	2.3%	89,783	5.6%
Cost of services	—		—		—		—
Selling, general and admin.	4,900	(15.5)%	4,900	0.0%	5,830	19.0%	5,817	(0.2)%

Cash operating expenses	84,400	(9.1)%	88,000	4.3%	90,860	3.3%	95,600	5.2%

EBITDA	5,400	0.0%	4,900	(9.3)%	6,140	25.3%	8,228	34.0%
EBITDA margin	6.0%		5.3%		6.3%		7.9%
Depreciation and amortization	200	0.0%	100	(50.0)%	1,492	1392.0%	1,504	0.8%

Operating income	5,200	0.0%	4,800	(7.7)%	4,648	(3.2)%	6,724	44.7%

Operating margin	5.8%		5.2%		4.8%		6.5%

Access Lines
Net Access Line Loss

DSL Customers
Net DSL Additions

Long Distance Customers

Capital Expenditures	400	0.0%	300	(25.0)%	600	100.0%	500	(16.7)%

I-2-16

APC Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	—		—		—		—
Product sales	155,900	27.2%	153,300	(1.7)%	155,000	1.1%	155,000	0.0%

Total revenues and sales	155,900	27.2%	153,300	(1.7)%	155,000	1.1%	155,000	0.0%

Operating expenses:
Cost of products sold	126,800	17.6%	113,600	(10.4)%	114,700	1.0%	114,700
Cost of services	—		—		—		—
Selling, general and admin.	18,000	38.5%	29,400	63.3%	29,400	0.0%	29,400	0.0%

Cash operating expenses	144,800	19.9%	143,000	(1.2)%	144,100	0.8%	144,100	0.0%

EBITDA	11,100	516.7%	10,300	(7.2)%	10,900	5.8%	10,900	0.0%
EBITDA margin	7.1%		6.7%		7.0%		7.0%
Depreciation and amortization	1,400	16.7%	1,700	21.4%	1,700	0.0%	1,700	0.0%

Operating Income	9,700	1516.7%	8,600	(11.3)%	9,200	7.0%	9,200	0.0%

Operating margin	6.2%		5.6%		5.9%		5.9%

Access Lines
Net Access Line Loss

DSL Customers

Net DSL Additions

Long Distance Customers

Capital Expenditures	900		1,000		1,000		1,000	0.0%

I-2-17

ATS Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	41,800	(61.6)%	16,700	(60.0)%	16,552	(0.9)%	15,267	(7.8)%
Product sales	—		—		—		—

Total revenues and sales	41,800	(61.6)%	16,700	(60.0)%	16,552	(0.9)%	15,267	(7.8)%

Operating expenses:
Cost of products sold	—		—		—		—
Cost of services	29,800	(61.8)%	13,700	(54.0)%	12,308	(10.2)%	11,031	(10.4)%
Selling, general and admin.	1,800	(14.3)%	600	(66.7)%	—	(100.0)%	—

Cash operating expenses	31,600	(60.5)%	14,300	(54.7)%	12,308	(13.9)%	11,031	(10.4)%

EBITDA	10,200	(64.6)%	2,400	(76.5)%	4,244	76.8%	4,236	(0.2)%
EBITDA margin	24.4%		14.4%		25.6%		27.7%
Depreciation and amortization	500	(85.3)%	500	0.0%	448	(10.4)%	79	(82.4)%

Operating Income	9,700	(61.8)%	1,900	(80.4)%	3,796	99.8%	4,157	9.5%

Operating margin	23.2%		11.4%		22.9%		27.2%

Access Lines
Net Access Line Loss

DSL Customers

Net DSL Additions

Long Distance Customers

Capital Expenditures	—		—		—		—

I-2-18

WLNFCSTC
Core Wireline Forecast Book

YOYWLN — Total Wireline Scorecard	1
YOYSCT — ILC Annual Scorecard	2
YOYRVEXT — ILEC Annual Modified Rev & Exp	4
YOYSCC — Clec Annual Scorecard	8
YOYRVEXC — CLEC Annual Modified Rev & Exp	10
YOYSCI — Internet Annual Scorecard	12
YOYRVEXI — Internet Annual Modified Rev & Exp	13
YOYWLNST — Wireline Stat Report	15
YOYHDCNT — Headcount — by Product and FWG	18

I-2-19

ALLTEL Communications, Inc.
Annual Scorecard — Core Wireline Operations
$(000)’s

		% Growth	Actual/	% Growth	Forecast	% Growth		% Growth
	Actual	Over	Forecast	Over	YTD	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	2006	2005	YTD 07	2006

Retail Revenue
ILEC	1,131,280	(2.3)%	1,103,900	(2.4)%	1,074,728	(2.6)%	1,044,108	(2.8)%
CLEC	61,876	(1.4)%	59,755	(3.4)%	59,114	(1.1)%	59,214	0.2%
Internet	84,940	17.1%	96,810	14.0%	120,951	24.9%	136,643	13.0%

Total Retail Revenue	1,278,095	(1.1)%	1,260,465	(1.4)%	1,254,792	(0.5)%	1,239,965	(1.2)%
Wholesale Revenue
ILEC	1,106,807	(0.1)%	1,084,062	(2.1)%	1,042,149	(3.9)%	1,004,246	(3.6)%
CLEC	34,907	0.2%	35,534	1.8%	36,201	1.9%	36,968	2.1%

Total Wholesale Revenue	1,141,714	(0.1)%	1,119,596	(1.9)%	1,078,350	(3.7)%	1,041,214	(3.4)%

Total Wireline Revenue	2,419,809	(0.7)%	2,380,062	(1.6)%	2,333,142	(2.0)%	2,281,179	(2.2)%
RRPU Excluding Sales	$34.12	1.3%	$34.84	2.1%	$36.32	4.2%	$37.77	4.0%
ARPU	$65.87	1.8%	$67.24	2.1%	$69.16	2.9%	$71.25	3.0%
ARPU — DSL	$36.23	(7.0)%	$33.95	(6.3)%	$28.89	(14.9)%	$25.29	(12.5)%
Expenses
Cost of Sales	28,711	(1.4)%	33,661	17.2%	34,720	3.1%	36,110	4.0%
System — Access/Interconnect	103,134	(7.4)%	100,213	(2.8)%	104,490	4.3%	104,499	0.0%
System — All Other	345,996	(6.5)%	360,034	3.8%	350,580	(2.6)%	344,069	(1.9)%
Depreciation & Amortz (see note)	516,445	(1.9)%	496,934	(3.8)%	495,790	(0.2)%	495,845	0.0%
Customer Support	11,497	(9.2)%	8,069	(29.8)%	6,566	(18.6)%	6,567	0.0%
Number Services/Directory Publishing	9,317	27.7%	9,884	6.1%	8,966	(9.3)%	8,966	0.0%
Business Taxes & USF Fees	93,106	1.1%	99,310	6.7%	98,971	(0.3)%	98,971	0.0%
Bad Debt Expense	23,030	10.5%	18,145	(21.2)%	18,350	1.1%	17,983	(2.0)%
S & M — Advertising	22,170	1.4%	22,498	1.5%	24,070	7.0%	24,822	3.1%
S & M — All Other	42,277	(7.7)%	43,274	2.4%	42,915	(0.8)%	43,843	2.2%
G & A — Information Technology	63,259	(2.8)%	67,649	6.9%	64,860	(4.1)%	60,894	(6.1)%
G & A — All Other	40,727	(12.5)%	38,043	(6.6)%	36,701	(3.5)%	35,708	(2.7)%

Total Expense before allocations	1,300,669	(3.7)%	1,297,713	(0.2)%	1,286,979	(0.8)%	1,278,277	(0.7)%
Allocations (see note)	193,149	(4.4)%	204,905	6.1%	202,346	(1.2)%	195,299	(3.5)%

Total Expense	1,493,818	(3.8)%	1,502,618	0.6%	1,489,325	(0.9)%	1,473,576	(1.1)%
Segment Income	925,991	4.8%	877,444	(5.2)%	843,818	(3.8)%	807,603	(4.3)%
Margin	38.3%	5.5%	36.9%	(3.7)%	36.2%	(1.9)%	35.4%	(2.1)%
EBITDA	1,442,435	2.3%	1,374,378	(4.7)%	1,339,607	(2.5)%	1,303,448	(2.7)%
Margin	59.6%	3.0%	57.7%	(3.1)%	57.4%	(0.6)%	57.1%	(0.5)%
Units in Service — Access Lines	3,009,388	(2.8)%	2,881,516	(4.2)%	2,736,569	(5.0)%	2,598,818	(5.0)%
Adjustments — Access Lines	0	(100.0)%
Net Adds — Access Lines	(86,247)	22.6%	(127,872)	48.3%	(144,947)	13.4%	(137,751)	(5.0)%
Units in Service — DSL	243,325	59.0%	395,207	62.4%	547,451	38.5%	665,220	21.5%
Net Adds — DSL	90,297	9.0%	151,882	68.2%	152,244	0.2%	117,769	(22.6)%
Capital Expenditures	331,969	(12.3)%	357,000	7.5%	348,400	(2.4)%	323,500	(7.1)%

Note:	Depreciation and Amortization includes all allocated depreciation.

I-2-20

ALLTEL Communications, Inc.
Annual Scorecard — ILEC
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Line Revenue	732,113	(3.3)%	703,667	(3.9)%	672,682	(4.4)%	640,934	(4.7)%
Features	245,777	6.2%	251,264	2.2%	256,272	2.0%	261,200	1.9%
Fees	42,274	(5.7)%	41,915	(0.8)%	41,379	(1.3)%	40,833	(1.3)%
Service	29,900	(10.9)%	28,566	(4.5)%	27,385	(4.1)%	26,491	(3.3)%
Other Local Revenue	18,348	(16.3)%	16,917	(7.8)%	16,114	(4.7)%	15,546	(3.5)%

Local Service Revenue	1,068,412	(1.9)%	1,042,329	(2.4)%	1,013,833	(2.7)%	985,003	(2.8)%
Long Distance Revenue	38,216	(10.9)%	34,262	(10.3)%	31,250	(8.8)%	28,426	(9.0)%
Sales Revenue	24,652	(4.2)%	27,309	10.8%	29,645	8.6%	30,678	3.5%

Total Retail Revenue	1,131,280	(2.3)%	1,103,900	(2.4)%	1,074,728	(2.6)%	1,044,108	(2.8)%
Network Access Services	928,398	(2.1)%	895,127	(3.6)%	846,719	(5.4)%	807,579	(4.6)%
DSL Revenue	46,158	58.1%	71,118	54.1%	71,119	0.0%	71,119	0.0%
Directory/ Advertising Revenue	84,306	5.6%	72,484	(14.0)%	72,643	0.2%	72,993	0.5%
Miscellaneous Revenue	47,945	(6.0)%	45,333	(5.4)%	51,668	14.0%	52,556	1.7%

Total Wholesale Revenue	1,106,807	(0.1)%	1,084,062	(2.1)%	1,042,149	(3.9)%	1,004,246	(3.6)%

Total Revenues	2,238,086	(1.2)%	2,187,962	(2.2)%	2,116,877	(3.2)%	2,048,354	(3.2)%
RRPU Excluding Sales	$31.29	0.2%	$31.62	1.0%	$32.23	1.9%	$32.92	2.1%
ARPU	$63.29	1.2%	$64.26	1.5%	$65.29	1.6%	$66.55	1.9%
ARPU — DSL	$19.92	(12.4)%	$18.64	(6.4)%	$12.57	(32.6)%	$9.77	(22.3)%
Gross Margin — Sales	42.8%	5.3%	33.1%	(22.8)%	36.5%	10.3%	36.0%	(1.4)%
System — Access/ Interconnect	52,659	(5.3)%	55,613	5.6%	59,325	6.7%	59,334	0.0%
System — All Other	321,086	(6.5)%	330,184	2.8%	322,931	(2.2)%	317,350	(1.7)%
Depr & Amortz (excluding IT)	459,509	(1.0)%	445,406	(3.1)%	446,410	0.2%	447,409	0.2%
IT Amortz/ Depr	19,951	(7.8)%	18,303	(8.3)%	17,492	(4.4)%	16,492	(5.7)%
Customer Support	8,343	(10.9)%	6,251	(25.1)%	4,945	(20.9)%	4,906	(0.8)%
Directory Publishing Expense	9,317	31.2%	9,884	6.1%	8,966	(9.3)%	8,966	0.0%
Bus Taxes and USF Fees	91,181	1.0%	97,299	6.7%	96,947	(0.4)%	96,947	0.0%
Bad Debt Expense	22,147	12.7%	16,279	(26.5)%	16,042	(1.5)%	15,613	(2.7)%
Cost of Sales	20,900	(2.1)%	25,077	20.0%	25,577	2.0%	26,559	3.8%
DSL Modem	8,977	(18.4)%	13,589	51.4%	11,709	(13.8)%	10,743	(8.2)%
S & M — Advertising	21,680	1.3%	21,869	0.9%	23,390	7.0%	24,142	3.2%
S & M — All Other	31,092	(5.9)%	32,876	5.7%	32,321	(1.7)%	33,087	2.4%
G & A — Information Technology	60,348	(3.1)%	63,775	5.7%	60,965	(4.4)%	56,935	(6.6)%
G & A — All Other	37,421	(14.2)%	35,329	(5.6)%	34,105	(3.5)%	33,102	(2.9)%

Total Expense before Allocations	1,164,612	(3.3)%	1,171,733	0.6%	1,161,127	(0.9)%	1,151,586	(0.8)%
System Allocations	51,654	(0.2)%	51,754	0.2%	50,700	(2.0)%	49,200	(3.0)%
Depr Allocations (incl. Corp Chgs)	13,822	(0.9)%	12,836	(7.1)%	10,620	(17.3)%	10,620	0.0%
Cust Service Allocations	54,197	(6.4)%	57,482	6.1%	56,547	(1.6)%	54,000	(4.5)%
Sales & Marketing Allocations	12,753	6.6%	14,054	10.2%	14,000	(0.4)%	13,800	(1.4)%
G & A Allocations	35,800	(11.3)%	37,628	5.1%	37,200	(1.1)%	35,500	(4.6)%
Corporate Charges	21,960	8.0%	24,055	9.5%	24,000	(0.2)%	23,000	(4.2)%

Total Allocations	190,187	(3.1)%	197,810	4.0%	193,067	(2.4)%	186,120	(3.6)%

Total Expense	1,354,799	(3.3)%	1,369,544	1.1%	1,354,194	(1.1)%	1,337,706	(1.2)%

I-2-21

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Operating Income	883,287	2.1%	818,418	(7.3)%	762,682	(6.8)%	710,648	(6.8)%
Margin %	39.5%	3.3%	37.4%	(5.2)%	36.0%	(3.7)%	34.7%	(3.7)%
EBITDA	1,376,569	0.8%	1,294,963	(5.9)%	1,237,205	(4.5)%	1,185,170	(4.2)%
Margin %	61.5%	2.1%	59.2%	(3.8)%	58.4%	(1.3)%	57.9%	(1.0)%
Units in Service — ILEC	2,896,986	(2.8)%	2,768,883	(4.4)%	2,630,675	(5.0)%	2,498,628	(5.0)%
Adjustments		(100.0)%
Adds	631,762	(9.8)%	571,766	(9.5)%	533,609	(6.7)%	539,350	1.1%
Disconnects	715,175	(7.3)%	699,869	(2.1)%	671,817	(4.0)%	671,397	(0.1)%
Net Adds	(83,413)	16.4%	(128,103)	53.6%	(138,208)	7.9%	(132,047)	(4.5)%
Churn — ILEC Access Lines	2.02%	(5.1)%	2.05%	1.6%	2.07%	0.8%	2.18%	5.3%
Units in Service — DSL	241,567	59.9%	393,575	62.9%	546,070	38.7%	664,068	21.6%
Adds — DSL	158,704	44.5%	246,654	55.4%	275,276	11.6%	238,732	(13.3)%
Disconnects — DSL	68,176	151.0%	94,646	38.8%	122,781	29.7%	120,734	(1.7)%
Net Adds — DSL	90,528	9.5%	152,008	67.9%	152,495	0.3%	117,998	(22.6)%
Churn — DSL — ILEC	3.01%	37.3%	2.53%	(15.8)%	2.20%	(13.1)%	1.67%	(24.0)%
Capital Expenditures	318,391	(13.2)%	338,300	6.3%	326,200	(3.6)%	298,900	(8.4)%

Note 1: ILEC DSL revenue numbers are net of service and billing adjustments.
Note 2: Gross Margin — Sales is calculated using Sales Revenue and CGS — Equipment Sales, MAC.

I-2-22

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — ILEC
$(000)’s

		%		%		%		%
		Growth	Actual/	Growth		Growth		Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Revenues
Basic Area — Business	146,175	(22.8)%	143,864	(1.6)%	138,857	(3.5)%	132,998	(4.2)%
Basic Area Business — Key	42,339		42,129	(0.5)%	40,217	(4.5)%	38,179	(5.1)%
Data Broadband	102	(32.7)%	91	(11.5)%	87	(3.5)%	83	(5.1)%
Measured service	62,271	(9.9)%	55,859	(10.3)%	53,483	(4.3)%	50,097	(6.3)%
Centrex	50,112	(12.7)%	47,597	(5.0)%	45,353	(4.7)%	43,128	(4.9)%
Basic Area — Residential	350,116	(2.1)%	337,636	(3.6)%	321,917	(4.7)%	306,541	(4.8)%
Optional Calling Plans	14,291	(8.7)%	12,427	(13.0)%	11,637	(6.4)%	11,150	(4.2)%
Tel-Touch	4,698	(1.5)%	4,551	(3.1)%	4,332	(4.8)%	4,300	(0.7)%
ISDN/Mgd Bandwidth	29,927	(2.6)%	28,226	(5.7)%	26,799	(5.1)%	25,801	(3.7)%
Private Line	16,691	(7.0)%	15,614	(6.5)%	14,614	(6.4)%	13,914	(4.8)%
Cable TV Revenues	15,391	8.9%	15,674	1.8%	15,387	(1.8)%	14,743	(4.2)%

Line Revenue	732,113	(3.3)%	703,667	(3.9)%	672,682	(4.4)%	640,934	(4.7)%
Feature Packages	37,635		88,387	134.9%	97,992	10.9%	106,389	8.6%
Centrex Features Rev — Business	6,196		5,851	(5.6)%	5,537	(5.4)%	5,241	(5.4)%
Caller ID	20,943		35,202	68.1%	33,545	(4.7)%	31,747	(5.4)%
Call Waiting	7,416		12,559	69.4%	9,949	(20.8)%	8,573	(13.8)%
Call Forwarding	3,281		5,661	72.5%	4,936	(12.8)%	4,375	(11.4)%
Toll Block	2,082		4,112	97.5%	3,992	(2.9)%	3,705	(7.2)%
Call Reject	1,502		3,474	131.3%	3,349	(3.6)%	3,173	(5.3)%
Other Features	703		1,498	113.0%	1,422	(5.0)%	1,346	(5.4)%
Call Return	767		1,571	104.8%	1,331	(15.3)%	1,254	(5.8)%
Three Way Calling	277		544	96.1%	514	(5.5)%	365	(28.9)%
Speed Calling	238		495	108.0%	467	(5.6)%	444	(5.1)%
Usage Sensitive	8,012		14,339	79.0%	13,577	(5.3)%	12,849	(5.4)%
Voice Mail	11,003	(1.2)%	11,261	2.3%	10,658	(5.3)%	10,096	(5.3)%
Travel Safety Plus	3,561	32.5%	5,102	43.3%	6,553	28.5%	8,327	27.1%
Protection Plus	54,176	(1.1)%	51,520	(4.9)%	49,093	(4.7)%	46,503	(5.3)%
Phones @ Home	6,195	70.8%	9,689	56.4%	13,353	37.8%	16,812	25.9%

Features	245,777	6.2%	251,264	2.2%	256,272	2.0%	261,200	1.9%
Premise & Install Revenues	1,674		3,199	91.1%	3,158	(1.3)%	3,115	(1.4)%
Service Restoral Fees	3,507		6,741	92.2%	6,654	(1.3)%	6,569	(1.3)%
Service Charges	27,499	(20.4)%	22,170	(19.4)%	21,885	(1.3)%	21,596	(1.3)%
Directory Assistance	9,593	(6.9)%	9,805	2.2%	9,682	(1.3)%	9,553	(1.3)%

Fees	42,274	(5.7)%	41,915	(0.8)%	41,379	(1.3)%	40,833	(1.3)%
Simple CPE Rental	7,484	(17.4)%	6,527	(12.8)%	6,201	(5.0)%	5,971	(3.7)%
Complex CPE Rental	11,269	(12.7)%	10,790	(4.2)%	10,271	(4.8)%	9,943	(3.2)%
Inside Wire	4,280	0.4%	4,334	1.3%	4,037	(6.8)%	3,760	(6.9)%
Time/Material Maintenance	654	17.8%	588	(10.1)%	549	(6.6)%	490	(10.8)%
Cote Maintenance Contracts	6,214	(8.3)%	6,327	1.8%	6,327	0.0%	6,327	0.0%

Service	29,900	(10.9)%	28,566	(4.5)%	27,385	(4.1)%	26,491	(3.3)%
Payphone Revenue	5,205	(27.1)%	4,258	(18.2)%	4,236	(0.5)%	4,191	(1.1)%
E-911	2,556		5,870	129.7%	5,278	(10.1)%	5,055	(4.2)%
Other Local Revenue	10,587	(28.4)%	6,789	(35.9)%	6,600	(2.8)%	6,300	(4.5)%

Total Other Local Rev	18,348	(16.3)%	16,917	(7.8)%	16,114	(4.7)%	15,546	(3.5)%
Long Distance Revenue	38,216	(10.9)%	34,262	(10.3)%	31,250	(8.8)%	28,426	(9.0)%

I-2-23

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — ILEC
$(000)’s

			Actual/
	Actual	% Growth	Forecast	% Growth	Forecast	% Growth	Forecast	% Growth
	YTD 04	Over 2003	YTD 05	Over 2004	YTD 06	Over 2005	YTD 07	Over 2006

Move, Adds, and changes	8,302	(8.2)%	8,188	(1.4)%	7,714	(5.8)%	7,714	0.0%
Simple CPE Sales	1,196	10.8%	1,785	49.3%	1,256	(29.6)%	1,256	0.0%
Complex CPE Sales	15,154	(2.9)%	17,336	14.4%	20,675	19.3%	21,708	5.0%

Sales Revenue	24,652	(4.2)%	27,309	10.8%	29,645	8.6%	30,678	3.5%

Total Retail Revenue	1,131,280	(2.3)%	1,103,900	(2.4)%	1,074,728	(2.6)%	1,044,108	(2.8)%
Interstate	343,766	3.8%	317,712	(7.6)%	308,824	(2.8)%	292,545	(5.3)%
Interstate Special Access	104,507	(0.1)%	113,665	8.8%	106,288	(6.5)%	99,673	(6.2)%
Federal USF	84,994	(18.4)%	93,170	9.6%	91,014	(2.3)%	88,959	(2.3)%
Intrastate Special	68,179	(2.3)%	64,805	(4.9)%	62,411	(3.7)%	60,856	(2.5)%
Intrastate USF	40,039	(1.3)%	40,586	1.4%	35,211	(13.2)%	35,231	0.1%
Intrastate	286,914	(3.7)%	265,190	(7.6)%	242,971	(8.4)%	230,315	(5.2)%

Network Access Services	928,398	(2.1)%	895,127	(3.6)%	846,719	(5.4)%	807,579	(4.6)%
DSL Revenue	46,158	58.1%	71,118	54.1%	71,119	0.0%	71,119	0.0%
Directory/Advertising Revenue	84,306	5.6%	72,484	(14.0)%	72,643	0.2%	72,993	0.5%
EchoStar — Activation			773		8,054	941.9%	8,622	7.1%
EchoStar — Residual			6		441	7,684.1%	1,185	168.8%
EchoStar — B&C Rev			10		447	4,164.5%	1,083	142.1%
EchoStar — Warranty			8		70	753.2%	70	0.0%
EchoStar — Promos (DVR)			20		0	(100.0)%	0

Satellite Revenue	0		818		9,012	1,002.0%	10,960	21.6%
Rent Revenues	11,609	(11.8)%	10,409	(10.3)%	9,660	(7.2)%	9,660	0.0%
Late Payment Chrgs & Other	15,546	(6.7)%	15,590	0.3%	15,118	(3.0)%	14,665	(3.0)%
Misc Rev — B & C	20,790	(1.7)%	18,516	(10.9)%	17,878	(3.4)%	17,270	(3.4)%

Total Misc Revenue	47,945	(6.0)%	45,333	(5.4)%	51,668	14.0%	52,556	1.7%

Total Wholesale Revenue	1,106,807	(0.1)%	1,084,062	(2.1)%	1,042,149	(3.9)%	1,004,246	(3.6)%
WIRELINE REVENUE	2,238,086	(1.2)%	2,187,962	(2.2)%	2,116,877	(3.2)%	2,048,354	(3.2)%
Retail Rev + DSL less COGS	1,156,538	(0.8)%	1,149,941	(0.6)%	1,120,269	(2.6)%	1,088,667	(2.8)%
CMRS/Recip Comp	7,555	13.8%	11,930	57.9%	17,364	45.5%	16,404	(5.5)%
EAS/ACS	13,135	(15.4)%	9,963	(24.1)%	10,995	10.4%	11,820	7.5%
Settlements	8,447	0.5%	9,942	17.7%	8,916	(10.3)%	8,916	0.0%

Total Access Expense	29,137	(4.7)%	31,835	9.3%	37,275	17.1%	37,140	(0.4)%
SS7 Technical Expense	10,193	(26.1)%	8,312	(18.5)%	7,098	(14.6)%	7,698	8.5%
Caller ID	8,137		8,983	10.4%	8,400	(6.5)%	8,400	0.0%
State USF	3,189		3,155	(1.1)%	3,096	(1.9)%	3,096	0.0%
Leased Facilities	921		1,741	89.0%	1,704	(2.1)%	1,248	(26.8)%
LNP	503		903	79.5%	1,032	14.3%	1,032	0.0%

I-2-24

			Actual/
	Actual	% Growth	Forecast	% Growth	Forecast	% Growth	Forecast	% Growth
	YTD 04	Over 2003	YTD 05	Over 2004	YTD 06	Over 2005	YTD 07	Over 2006

Other Interconnect Expense	579	(94.9)%	684	18.2%	720	5.2%	720	0.0%

Total Interconnect Expense	23,522	(6.1)%	23,778	1.1%	22,050	(7.3)%	22,194	0.7%

Total Access/Interconnect Expense	52,659	(5.3)%	55,613	5.6%	59,325	6.7%	59,334	0.0%
Salaries	150,082	(1.2)%	151,535	1.0%	148,014	(2.3)%	144,916	(2.1)%
Benefits and Taxes	54,113	1.7%	52,555	(2.9)%	53,514	1.8%	51,658	(3.5)%
Contract Labor — Eng/Const (Ops)	30,123	(52.3)%	9,785	(67.5)%	8,866	(9.4)%	9,496	7.1%
Contract Labor — Operations	5,259		19,074	262.7%	20,347	6.7%	17,517	(13.9)%
Contract Labor — Eng	5,413	255.7%	11,546	113.3%	9,987	(13.5)%	11,187	12.0%
Comm. Systems Vehicle Exp	13,190	27.0%	14,338	8.7%	14,069	(1.9)%	14,069	0.0%

I-2-25

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — ILEC
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Materials	7,443	(5.0)%	10,501	41.1%	9,453	(10.0)%	9,453	0.0%
Repair	7,249	(0.3)%	6,278	(13.4)%	6,364	1.4%	6,364	0.0%
Other Site Contract Maintenance	5,597	35.5%	8,919	59.4%	10,284	15.3%	10,284	0.0%
Pole Attachment Rent	14,426	1.5%	16,668	15.5%	15,056	(9.7)%	15,056	0.0%
Utilities Expenses	14,329	1.8%	15,412	7.6%	14,970	(2.9)%	14,970	0.0%
Building Services and Maintenance	7,967	(26.6)%	9,927	24.6%	9,972	0.5%	9,772	(2.0)%
Telephone Expense	3,017	0.6%	3,575	18.5%	3,576	0.0%	3,576	0.0%
Capitalized Charges	(20,862)	(12.4)%	(18,999)	(8.9)%	(18,942)	(0.3)%	(18,841)	(0.5)%
Number Services	7,826	(11.4)%	6,453	(17.5)%	6,002	(7.0)%	6,082	1.3%
Call Completion	1,726	(30.1)%	847	(50.9)%	595	(29.8)%	991	66.6%
Other	14,189	(2.0)%	11,770	(17.1)%	10,805	(8.2)%	10,800	0.0%

System — Other	321,086	(6.5)%	330,184	2.8%	322,931	(2.2)%	317,350	(1.7)%

SYSTEM EXPENSE	373,746	(6.4)%	385,797	3.2%	382,256	(0.9)%	376,684	(1.5)%
Depreciation (Excl. IT)	449,385	(1.5)%	435,282	(3.1)%	436,285	0.2%	437,285	0.2%
Intangible & Oth Amortz	10,124	23.8%	10,124	0.0%	10,124	0.0%	10,124	0.0%
IT Amortz/Depr	19,951	(7.8)%	18,303	(8.3)%	17,492	(4.4)%	16,492	(5.7)%

DEPRECIATION & AMORTIZATION	479,460	(1.4)%	463,709	(3.3)%	463,902	0.0%	463,902	0.0%
Salaries	3,544	8.6%	2,587	(27.0)%	1,834	(29.1)%	1,835	0.0%
Benefits and Taxes	1,925	32.1%	1,359	(29.4)%	951	(30.0)%	944	(0.7)%
Other	2,873	(38.1)%	2,306	(19.8)%	2,160	(6.3)%	2,127	(1.5)%

CUSTOMER SUPPORT	8,343	(10.9)%	6,251	(25.1)%	4,945	(20.9)%	4,906	(0.8)%
DIRECTORY PUBLISHING EXP	9,317	31.2%	9,884	6.1%	8,966	(9.3)%	8,966	0.0%
Business Taxes	67,459	(0.9)%	67,923	0.7%	67,500	(0.6)%	67,500	0.0%
USF Fees	23,722	6.6%	29,376	23.8%	29,447	0.2%	29,447	0.0%

BUSINESS TAXES & USF FEES	91,181	1.0%	97,299	6.7%	96,947	(0.4)%	96,947	0.0%
BAD DEBT EXPENSE	22,147	12.7%	16,279	(26.5)%	16,042	(1.5)%	15,613	(2.7)%
Equipment Sales	14,090	(7.7)%	18,274	29.7%	18,824	3.0%	19,634	4.3%
Rental, Paystations, Other	6,809	12.0%	6,803	(0.1)%	6,753	(0.7)%	6,925	2.5%

COST OF GOODS SOLD	20,900	(2.1)%	25,077	20.0%	25,577	2.0%	26,559	3.8%
DSL MODEM	8,977	(18.4)%	13,589	51.4%	11,709	(13.8)%	10,743	(8.2)%
Advertising — Corp	15,341	5.0%	16,538	7.8%	18,110	9.5%	18,862	4.2%
Advertising — Local	6,339	(6.8)%	5,331	(15.9)%	5,280	(1.0)%	5,280	0.0%

TOTAL ADVERTISING	21,680	1.3%	21,869	0.9%	23,390	7.0%	24,142	3.2%

Salaries	12,845	(8.3)%	12,702	(1.1)%	12,081	(4.9)%	12,443	3.0%
Benefits and Taxes	6,577	(9.6)%	6,956	5.8%	6,620	(4.8)%	6,901	4.2%
Direct Commissions	4,656	(7.0)%	5,091	9.3%	5,400	6.1%	5,522	2.3%
Other	7,015	4.0%	8,128	15.9%	8,220	1.1%	8,220	0.0%

Sales and Marketing — Other	31,092	(5.9)%	32,876	5.7%	32,321	(1.7)%	33,087	2.4%

SALES & MARKETING	52,772	(3.1)%	54,745	3.7%	55,711	1.8%	57,229	2.7%
IT Charges	60,348	(3.1)%	63,775	5.7%	60,965	(4.4)%	56,935	(6.6)%
Salaries	5,980	(38.0)%	4,943	(17.3)%	4,215	(14.7)%	4,213	(0.1)%
Benefits and Taxes	3,661	(14.5)%	3,749	2.4%	3,198	(14.7)%	3,197	0.0%
Maintenance and Rents	16,692	(6.3)%	16,289	(2.4)%	16,276	(0.1)%	16,276	0.0%
Fees	3,011	12.2%	2,902	(3.6)%	3,000	3.4%	3,000	0.0%
Other	8,077	(12.0)%	7,445	(7.8)%	7,416	(0.4)%	6,416	(13.5)%

G & A — Other	37,421	(14.2)%	35,329	(5.6)%	34,105	(3.5)%	33,102	(2.9)%

I-2-26

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — ILEC
$(000)’s

			Actual
	Actual	% Growth	Forecast	% Growth	Forecast	% Growth	Forecast	% Growth
	YTD 04	Over 2003	YTD 05	Over 2004	YTD 06	Over 2005	YTD 07	Over 2006

GENERAL & ADMINISTRATIVE	97,770	(7.7)%	99,104	1.4%	95,071	(4.1)%	90,037	(5.3)%

TOT EXP BEFORE ALLOCATIONS	1,164,612	(3.3)%	1,171,733	0.6%	1,161,127	(0.9)%	1,151,586	(0.8)%

Allocations:
System	51,654	(0.2)%	51,754	0.2%	50,700	(2.0)%	49,200	(3.0)%
Depreciation	13,822	(0.9)%	12,836	(7.1)%	10,620	(17.3)%	10,620	0.0%
Customer Service	54,197	(6.4)%	57,482	6.1%	56,547	(1.6)%	54,000	(4.5)%
Sales & Marketing	12,753	6.6%	14,054	10.2%	14,000	(0.4)%	13,800	(1.4)%
General & Admin	35,800	(11.3)%	37,628	5.1%	37,200	(1.1)%	35,500	(4.6)%
Corporate Allocations	21,960	8.0%	24,055	9.5%	24,000	(0.2)%	23,000	(4.2)%

Total Allocations	190,187	(3.1)%	197,810	4.0%	193,067	(2.4)%	186,120	(3.6)%
TOTAL EXPENSES	1,354,799	(3.3)%	1,369,544	1.1%	1,354,194	(1.1)%	1,337,706	(1.2)%

OPERATING MARGIN	883,287	2.1%	818,418	(7.3)%	762,682	(6.8)%	710,648	(6.8)%
Margin %	39.5%	3.3%	37.4%	(5.2)%	36.0%	(3.7)%	34.7%	(3.7)%
EBITDA	1,376,569	0.8%	1,294,963	(5.9)%	1,237,205	(4.5)%	1,185,170	(4.2)%
Margin %	61.5%	2.1%	59.2%	(3.8)%	58.4%	(1.3)%	57.9%	(1.0)%

I-2-27

ALLTEL Communications, Inc.
Annual Scorecard — CLEC
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Local Service Revenue	37,060	(2.7)%	34,198	(7.7)%	33,168	(3.0)%	32,843	(1.0)%
Sales Revenue	10,271	(3.6)%	11,691	13.8%	12,264	4.9%	12,794	4.3%
Miscellaneous Revenue	12,535	3.8%	11,794	(5.9)%	11,610	(1.6)%	11,500	(0.9)%
Data Services	2,010	2.9%	2,072	3.1%	2,072	0.0%	2,077	0.2%

Total Retail Revenue	61,876	(1.4)%	59,755	(3.4)%	59,114	(1.1)%	59,214	0.2%
Access Revenue	34,228	0.1%	34,831	1.8%	35,498	1.9%	36,243	2.1%
DSL Revenue	679	4.4%	703	3.6%	703	0.0%	725	3.1%

Total Revenues	96,783	(0.9)%	95,290	(1.5)%	95,315	0.0%	96,182	0.9%
RRPU Excluding Sales	$37.50	1.3%	$35.56	(5.2)%	$35.68	0.3%	$37.54	5.2%
ARPU	$70.32	1.4%	$70.50	0.3%	$72.60	3.0%	$77.78	7.1%
ARPU — DSL (See note)	$30.11	7.0%	$34.32	14.0%	$38.54	12.3%	$47.80	24.0%
Gross Margin — Sales	29.1%	(9.3)%	33.3%	14.2%	32.0%	(3.8)%	32.0%	0.0%
CGS — Eqpmt Sales, MAC	7,278	0.6%	7,802	7.2%	8,340	6.9%	8,700	4.3%
CGS — Rental, Paystations, Other	533	(3.2)%	782	46.6%	803	2.7%	851	6.0%
System — Access/Interconnect	24,045	(6.8)%	21,636	(10.0)%	22,197	2.6%	22,197	0.0%
System — All Other	12,747	(4.0)%	12,188	(4.4)%	12,013	(1.4)%	12,016	0.0%
Depr & Amortz (excluding IT)	16,147	(0.6)%	12,724	(21.2)%	12,421	(2.4)%	12,421	0.0%
IT Amortz/Depr	401	(80.7)%	494	23.1%	494	0.0%	494	0.0%
Customer Support	3,151	(9.8)%	1,816	(42.4)%	1,620	(10.8)%	1,660	2.5%
Bus Taxes & USF Fees	1,709	5.7%	1,760	2.9%	1,766	0.3%	1,766	0.0%
Bad Debt Expense	109	(81.7)%	231	112.2%	231	0.0%	231	(0.2)%
S & M — Advertising	205	(26.7)%	114	(44.4)%	140	22.8%	140	0.0%
S & M — All Other	9,100	(14.9)%	9,579	5.3%	9,774	2.0%	9,910	1.4%
G & A — Information Technology	1,986	50.5%	1,682	(15.3)%	1,682	0.0%	1,632	(3.0)%
G & A — All Other	2,002	7.1%	1,836	(8.3)%	1,723	(6.2)%	1,732	0.5%

Total Expenses before Allocations	79,414	(6.6)%	72,643	(8.5)%	73,202	0.8%	73,749	0.7%

I-2-28

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

System Allocations	2,895	(22.2)%	2,610	(9.8)%	2,610	0.0%	2,599	(0.4)%
Depr Allocations (Incl. Corp Chgs)	462	(41.5)%	433	(6.3)%	438	1.1%	454	3.6%
Cust Service Allocations	490	(45.1)%	713	45.4%	673	(5.5)%	639	(5.1)%
Sales & Marketing Allocations	625	(17.5)%	1,051	68.2%	1,059	0.8%	1,065	0.5%
G & A Allocations	1,444	(36.4)%	1,320	(8.6)%	1,320	0.0%	1,270	(3.8)%
Corporate Charges	874	(16.5)%	1,002	14.7%	984	(1.8)%	974	(1.0)%

Total Allocations	6,789	(28.4)%	7,127	5.0%	7,085	(0.6)%	7,001	(1.2)%

Total Expense	86,203	(8.8)%	79,770	(7.5)%	80,287	0.6%	80,750	0.6%
Operating Income	10,580	244.8%	15,519	46.7%	15,027	(3.2)%	15,432	2.7%
Margin %	10.9%	247.8%	16.3%	49.0%	15.8%	(3.2)%	16.0%	1.8%
EBITDA	27,590	24.4%	29,169	5.7%	28,380	(2.7)%	28,800	1.5%
Margin %	28.5%	25.5%	30.6%	7.4%	29.8%	(2.7)%	29.9%	0.6%
Cost to Acquire (S & M only)	$333	5.9%	$344	3.5%	$414	20.2%	$407	(1.6)%
Units in Service	112,402	(2.5)%	112,633	0.2%	105,894	(6.0)%	100,190	(5.4)%
Adjustments	0	(100.0)%
Adds	29,856	(20.1)%	31,216	4.6%	26,523	(15.0)%	27,297	2.9%
Disconnects	32,690	(9.4)%	30,985	(5.2)%	33,262	7.3%	33,001	(0.8)%
Net Adds	(2,834)	(319.9)%	231	(108.2)%	(6,739)	(3,017.3)%	(5,704)	(15.4)%
Churn — CLEC	2.37%	(7.3)%	2.29%	(3.3)%	2.53%	10.2%	2.66%	5.4%
Ending Units — DSL Customers	1,758	(11.6)%	1,632	(7.2)%	1,381	(15.4)%	1,152	(16.6)%
Net Adds — DSL Customers	(231)	(217.9)%	(126)	(45.5)%	(251)	99.2%	(229)	(8.8)%

Capital Expenditures	4,970	(34.1)%	7,600	52.9%	7,500	(1.3)%	7,600	1.3%

      Note: Beginning in March 2003 CLEC DSL revenues are reported net of service and billing adjustments. Prior to March 2003 these numbers were reported gross.

I-2-29

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — CLEC
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Internal	3,811	(11.7)%	3,278	(14.0)%	2,966	(9.5)%	2,905	(2.1)%
Basic Area Business	16,050	(1.9)%	14,821	(7.7)%	14,768	(0.4)%	14,977	1.4%
Residential	2,456	(24.7)%	1,871	(23.8)%	1,359	(27.3)%	1,032	(24.1)%
Local Service Adjustments	(234)	(44.4)%	(177)	(24.6)%	(90)	(48.9)%	(87)	(4.2)%
Other Local Revenue	14,977	2.7%	14,405	(3.8)%	14,165	(1.7)%	14,016	(1.1)%

Total Local Service	37,060	(2.7)%	34,198	(7.7)%	33,168	(3.0)%	32,843	(1.0)%
Sales Revenue	10,271	(3.6)%	11,691	13.8%	12,264	4.9%	12,794	4.3%
Miscellaneous Revenue	12,535	3.8%	11,794	(5.9)%	11,610	(1.6)%	11,500	(0.9)%
Data Services	2,010	2.9%	2,072	3.1%	2,072	0.0%	2,077	0.2%

Total Retail Revenue	61,876	(1.4)%	59,755	(3.4)%	59,114	(1.1)%	59,214	0.2%
Access Revenue	34,228	0.1%	34,831	1.8%	35,498	1.9%	36,243	2.1%
DSL Revenue	679	4.4%	703	3.6%	703	0.0%	725	3.1%

CLEC REVENUE	96,783	(0.9)%	95,290	(1.5)%	95,315	0.0%	96,182	0.9%

CGS — Eqpmt Sales, MAC	7,278	0.6%	7,802	7.2%	8,340	6.9%	8,700	4.3%
CGS — Rental, Paystations, Other	533	(3.2)%	782	46.6%	803	2.7%	851	6.0%

COST OF PRODUCTS SOLD	7,812	0.4%	8,584	9.9%	9,142	6.5%	9,551	4.5%
Interconnect/Access Expense	24,045	(6.8)%	21,636	(10.0)%	22,197	2.6%	22,197	0.0%
Salaries	6,287	(7.5)%	5,930	(5.7)%	5,711	(3.7)%	5,711	0.0%
Benefits and Taxes	1,749	(0.3)%	1,525	(12.8)%	1,472	(3.5)%	1,472	0.0%
Capitalized Charges	(235)	(10.4)%	(250)	6.6%	(253)	1.1%	(250)	(1.1)%
Install/Svc. & Rep/Number Svc	1,178	(1.2)%	903	(23.4)%	883	(2.2)%	883	0.0%
Other	3,768	(0.8)%	4,080	8.3%	4,200	2.9%	4,200	0.0%

System — Other	12,747	(4.0)%	12,188	(4.4)%	12,013	(1.4)%	12,016	0.0%

SYSTEM EXPENSE	36,792	(5.9)%	33,824	(8.1)%	34,210	1.1%	34,213	0.0%
Depreciation (excl. IT)	16,147	(0.6)%	12,723	(21.2)%	12,421	(2.4)%	12,421	0.0%
IT Amortz/Depr	401	(80.7)%	494	23.1%	494	0.0%	494	0.0%
Intangible & Oth Amortz			1		0	(100.0)%	0

DEPRECIATION & AMORTIZATION	16,548	(9.7)%	13,218	(20.1)%	12,915	(2.3)%	12,915	0.0%
Salaries	1,988	(8.4)%	1,118	(43.8)%	999	(10.7)%	1,028	2.9%
Benefits and Taxes	666	(3.3)%	405	(39.1)%	363	(10.4)%	374	2.9%
Other	497	(21.9)%	293	(41.1)%	258	(11.9)%	258	0.0%

CUSTOMER SUPPORT	3,151	(9.8)%	1,816	(42.4)%	1,620	(10.8)%	1,660	2.5%
Business Taxes	1,566	6.1%	1,567	0.0%	1,564	(0.2)%	1,564	0.0%
USF Fees	143	1.5%	193	34.9%	202	4.8%	202	0.0%

BUSINESS TAXES & USF FEES	1,709	5.7%	1,760	2.9%	1,766	0.3%	1,766	0.0%
BAD DEBT EXPENSE	109	(81.7)%	231	112.2%	231	0.0%	231	(0.2)%
Advertising — Corp	113	194.1%	43	(61.9)%	80	85.3%	80	0.0%
Advertising — Local	91	(62.0)%	71	(22.6)%	60	(15.2)%	60	0.0%

TOTAL ADVERTISING	205	(26.7)%	114	(44.4)%	140	22.8%	140	0.0%
Salaries	4,621	(17.3)%	4,909	6.2%	4,890	(0.4)%	5,061	3.5%
Benefits and Taxes	1,758	(12.2)%	1,936	10.2%	2,019	4.2%	2,074	2.8%
Direct Commissions	1,413	(20.9)%	1,540	9.0%	1,774	15.2%	1,779	0.3%
Other	1,307	(1.0)%	1,194	(8.7)%	1,092	(8.5)%	995	(8.9)%

Sales and Marketing — Other	9,100	(14.9)%	9,579	5.3%	9,774	2.0%	9,910	1.4%

SALES & MARKETING	9,304	(15.2)%	9,693	4.2%	9,914	2.3%	10,050	1.4%
IT Charges	1,986	50.5%	1,682	(15.3)%	1,682	0.0%	1,632	(3.0)%

I-2-30

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — CLEC
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Salaries	472	(34.2)%	321	(32.1)%	231	(28.0)%	237	2.9%
Benefits and Taxes	166	(29.2)%	101	(39.3)%	78	(22.4)%	80	2.9%
Other	1,363	48.7%	1,415	3.8%	1,414	(0.1)%	1,414	0.0%

G & A — Other	2,002	7.1%	1,836	(8.3)%	1,723	(6.2)%	1,732	0.5%

GENERAL & ADMINISTRATIVE	3,987	25.0%	3,518	(11.8)%	3,404	(3.2)%	3,364	(1.2)%

PRE ALLOCATION EXPENSES	79,414	(6.6)%	72,643	(8.5)%	73,202	0.8%	73,749	0.7%

Allocations:
System	2,895	(22.2)%	2,610	(9.8)%	2,610	0.0%	2,599	(0.4)%
Depreciation	462	(41.5)%	433	(6.3)%	438	1.1%	454	3.6%
Customer Service	490	(45.1)%	713	45.4%	673	(5.5)%	639	(5.1)%
Sales & Marketing	625	(17.5)%	1,051	68.2%	1,059	0.8%	1,065	0.5%
General & Admin	1,444	(36.4)%	1,320	(8.6)%	1,320	0.0%	1,270	(3.8)%
Corporate Charges	874	(16.5)%	1,002	14.7%	984	(1.8)%	974	(1.0)%

Total Allocations	6,789	(28.4)%	7,127	5.0%	7,085	(0.6)%	7,001	(1.2)%
TOTAL EXPENSES	86,203	(8.8)%	79,770	(7.5)%	80,287	0.6%	60,750	0.6%
OPERATING MARGIN	10,580	244.8%	15,519	46.7%	15,027	(3.2)%	15,432	2.7%
Margin %	10.9%	247.8%	16.3%	49.0%	15.8%	(3.2)%	16.0%	1.8%

EBITDA	27,590	24.4%	29,169	5.7%	28,380	(2.7)%	28,800	1.5%
Margin %	28.5%	25.5%	30.6%	7.4%	29.8%	(2.7)%	29.9%	0.6%

I-2-31

ALLTEL Communications, Inc.
Annual Scorecard — Internet
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Dial Access	35,097	(17.3)%	25,544	(29.2)%	14,684	(42.5)%	9,177	(37.5)%
Dedicated Access Revenues	5,928	18.0%	6,431	8.5%	6,611	2.8%	6,788	2.7%
DSL Service	43,004	91.8%	59,548	38.5%	92,820	55.9%	113,597	22.4%
WAP	3,567	57.2%	4,382	22.9%	4,540	3.6%	4,540	0.0%
Promotional Credits — Dial	(758)	(15.3)%	(776)	2.3%	(517)	(33.4)%	(323)	(37.5)%
Promotional Credits — ADSL	(5,068)	277.8%	(1,133)	(77.6)%	(673)	(40.6)%	(926)	37.6%
Other	2,170	56.1%	2,813	29.7%	3,486	23.9%	3,789	8.7%

Total Revenues	84,940	17.1%	96,810	14.0%	120,951	24.9%	136,643	13.0%
ARPU — Internet Dial	$18.74	(1.6)%	$18.52	(1.2)%	$18.19	(1.8)%	$20.63	13.4%
ARPU — Internet DSL	$17.56	(4.4)%	$16.24	(7.5)%	$17.29	6.5%	$16.43	(5.0)%

ARPU — Total Internet	$20.99	(1.8)%	$19.62	(6.5)%	$19.81	0.9%	$18.76	(5.3)%
Cost of Products Sold	0	(100.0)%	0		0		0
System — Interconnect	26,430	(11.6)%	22,964	(13.1)%	22,968	0.0%	22,968	0.0%
System — All Other	4,185	29.7%	4,074	(2.7)%	3,927	(3.6)%	3,960	0.8%
Depr. & Amortz (excluding IT)	5,418	(8.6)%	5,562	2.7%	6,450	16.0%	6,450	0.0%
IT Amortz/Depr	315	(40.8)%	752	138.5%	1,040	38.4%	1,080	3.8%
Customer Support	3	519.3%	1	(61.5)%	1	(7.7)%	1	5.3%
Bus Taxes & USF Fees	215	12.9%	252	17.0%	258	2.4%	258	0.0%
Bad Debt	774	33.1%	1,635	111.2%	2,077	27.1%	2,139	3.0%
Sales & Marketing	2,371	6.5%	1,333	(43.8)%	1,360	2.0%	1,386	2.0%
G & A Information Technology	925	(37.9)%	2,193	137.1%	2,213	0.9%	2,328	5.2%
G & A — All Other	1,304	21.4%	878	(32.6)%	873	(0.6)%	873	0.0%

Total Expense before Allocations	41,939	(7.1)%	39,643	(5.5)%	41,167	3.8%	41,444	0.7%

System Allocations	2,766	17.1%	4,039	46.0%	4,039	0.0%	4,039	0.0%
Dept Allocations (incl. Corp Chgs)	420	(56.3)%	425	1.2%	425	0.0%	425	0.0%
Cust Service Allocations	5,253	(0.2)%	5,880	11.9%	5,880	0.0%	5,880	0.0%
Sales & Marketing Allocations	943	(18.3)%	1,605	70.1%	1,604	0.0%	1,604	0.0%
G & A Allocations	921	(38.5)%	1,094	18.8%	1,110	1.5%	1,110	0.0%
Corporate Charges	575	(20.3)%	619	7.6%	619	0.0%	619	0.0%

Total Allocations	10,877	(9.0)%	13,661	25.6%	13,676	0.1%	13,676	0.0%

Total Expense	52,816	(7.5)%	53,304	0.9%	54,843	2.9%	55,121	0.5%

I-2-32

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Operating Income	32,124	108.4%	43,507	35.4%	66,108	51.9%	81,523	23.3%
Margin %	37.8%	78.0%	44.9%	18.8%	54.7%	21.6%	59.7%	9.2%
EBITDA	38,276	67.6%	50,245	31.3%	74,023	47.3%	89,477	20.9%
Margin %	45.1%	43.1%	51.9%	15.2%	61.2%	17.9%	65.5%	7.0%
Dial Access Customers	135,306	(22.6)%	84,180	(37.8)%	44,832	(46.7)%	26,679	(40.5)%
DSL Customers	227,880	64.8%	370,870	62.7%	514,141	38.6%	625,273	21.6%

Total Internet Customers	363,186	16.0%	455,050	25.3%	558,973	22.8%	651,952	16.6%
Net Adds — Dial	(39,584)	125.1%	(51,126)	29.2%	(39,348)	(23.0)%	(18,153)	(53.9)%
Net Adds — DSL	89,643	12.4%	142,990	59.5%	143,271	0.2%	111,132	(22.4)%

Total Net Adds	50,059	(19.5)%	91,864	83.5%	103,923	13.1%	92,979	(10.5)%
Interconnect Exp/Avg Total Customers	$6.53	(25.9)%	$4.65	(28.8)%	$3.76	(19.2)%	$3.15	(16.2)%
Cust Serv Exp/Avg Total Customers	$1.30	(16.2)%	$1.19	(8.2)%	$0.96	(19.2)%	$0.81	(16.2)%
Capital Expenditure	8,609	93.2%	11,100	28.9%	14,700	32.4%	17,000	15.6%

I-2-33

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — Internet
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

Dial Access	36,097	(17.3)%	25,544	(29.2)%	14,584	(42.5)%	9,177	(37.5)%
Dedicated Access Revenues	5,928	18.0%	6,431	8.5%	6,611	2.8%	6,788	2.7%
DSL Service	43,004	91.8%	59,548	38.5%	92,820	55.9%	113,597	22.4%
WAP	3,567	57.2%	4,382	22.9%	4,540	3.6%	4,540	0.0%
Promotional Credits — Dial	(758)	(15.3)%	(776)	2.3%	(517)	(33.4)%	(323)	(37.5)%
Promotional Credits — ADSL	(5,068)	277.8%	(1,133)	(77.6)%	(673)	(40.6)%	(926)	37.6%
Other	2,170	56.1%	2,813	29.7%	3,486	23.9%	3,789	8.7%

Total Revenues	84,940	17.1%	96,810	14.0%	120,951	24.9%	136,643	13.0%
COST OF PRODUCTS SOLD	0	(100.0)%	0		0		0
Interconnect	28,430	(11.6)%	22,954	(13.1)%	22,958	0.0%	22,968	0.0%
Salaries	94	(34.4)%	61	(35.1)%	54	(11.1)%	56	2.8%
Benefits and Taxes	88	(32.1)%	69	(21.3)%	62	(10.0)%	64	2.8%
Other	4,003	35.5%	3,943	(1.5)%	3,810	(3.4)%	3,840	0.8%

System — Other	4,185	29.7%	4,074	(2.7)%	3,927	(3.6)%	3,960	0.8%

SYSTEM EXPENSE	30,615	(7.6)%	27,038	(11.7)%	26,895	(0.5)%	26,928	0.1%
Depreciation (Excl. IT)	5,408	(5.3)%	5,562	2.9%	6,450	16.0%	6,450	0.0%
IT Amortz/Depr	315	(40.8)%	752	138.5%	1,040	38.4%	1,080	3.8%
Intangible & Oth Amortz	10	(95.6)%	0	(100.0)%	0		0

DEPRECIATION & AMORTIZATION	5,733	(11.3)%	6,314	10.1%	7,490	18.6%	7,530	0.5%
Salaries	1	1,634.3%		(100.0)%
Benefits and Taxes	0	2,628.4%		(100.0)%
Other	2	362.8%	1	(42.2)%	1	(7.7)%	1	5.3%

CUSTOMER SUPPORT	3	519.3%	1	(61.5)%	1	(7.7)%	1	5.3%
Business Taxes	215	12.9%	252	17.0%	258	2.4%	258	0.0%
USF Fees

BUSINESS TAXES & USF FEES	215	12.9%	252	17.0%	258	2.4%	258	0.0%
BAD DEBT EXPENSE	774	33.1%	1,635	111.2%	2,077	27.1%	2,139	3.0%
Salaries	379	(18.9)%	212	(44.0)%	222	4.7%	229	2.8%
Benefits & Taxes	147	(54.1)%	97	(33.6)%	320	229.2%	338	5.6%
Commissions	364	(48.3)%	223	(38.8)%	226	1.4%	228	1.1%
Advertising — Corporate	2	(92.5)%	10	423.0%	12	16.7%	12	0.0%
Advertising — Local	283	98.5%	504	78.0%	528	4.7%	528	0.0%
Other	1,196	110.7%	286	(76.1)%	51	(82.1)%	51	0.0%

SALES & MARKETING	2,371	6.5%	1,333	(43.8)%	1,360	2.0%	1,386	2.0%

I-2-34

ALLTEL Communications, Inc.
Modified Revenue & Expense Statement — Internet
$(000)’s

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

IT Charges	925	(37.9)%	2,193	137.1%	2,213	0.9%	2,328	5.2%

Salaries	96	32.3%	58	(40.1)%	59	2.1%	60	1.4%
Benefits and Taxes	16	46.9%	20	24.6%	14	(28.6)%	14	1.6%
Fees	1,151	20.2%	765	(33.5)%	765	0.0%	765	(0.1)%
Other	41	24.7%	36	(12.9)%	35	(2.5)%	35	0.0%

G & A — Other	1,304	21.4%	878	(32.6)%	873	(0.6)%	873	0.0%

GENERAL & ADMINISTRATIVE	2,229	(13.0)%	3,071	37.8%	3,086	0.5%	3,201	3.7%

PRE ALLOCATION EXPENSES	41,939	(7.1)%	39,643	(5.5)%	41,167	3.8%	41,444	0.7%

Allocations:
System	2,766	17.1%	4,039	46.0%	4,039	0.0%	4,039	0.0%
Depreciation	420	(56.3)%	425	1.2%	425	0.0%	425	0.0%
Customer Service	5,253	(0.2)%	5,880	11.9%	5,880	0.0%	5,880	0.0%
Sales & Marketing	943	(18.3)%	1,605	70.1%	1,604	0.0%	1,604	0.0%
General & Admin	921	(38.5)%	1,094	18.8%	1,110	1.5%	1,110	0.0%
Corporate Allocations	575	(20.3)%	619	7.6%	619	0.0%	619	0.0%

Total Allocations	10,877	(9.0)%	13,661	25.6%	13,676	0.1%	13,676	0.0%
TOTAL EXPENSES	52,816	(7.5)%	53,304	0.9%	54,843	2.9%	55,121	0.5%
OPERATING MARGIN	32,124	108.4%	43,507	35.4%	66,108	51.9%	81,523	23.3%

Margin %	37.8%	78.0%	44.9%	18.8%	54.7%	21.6%	59.7%	9.2%
EBITDA	38,276	67.6%	50,245	31.3%	74,023	47.3%	89,477	20.9%
Margin %	45.1%	43.1%	51.9%	15.2%	61.2%	17.9%	65.5%	7.0%

I-2-35

ALLTEL Communications, Inc.
Annual Statistics Report
Core Wireline

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

ILEC
Access Lines	2,896,986	(2.8)%	2,768,883	(4.4)%	2,630,675	(5.0)%	2,498,628	(5.0)%
Net Gain (Loss) — Total	(83,413)	16.4%	(128,103)	53.6%	(138,208)	7.9%	(132,047)	(4.5)%
Churn — ILEC Access Lines	2.02%	(5.1)%	2.05%	1.6%	2.07%	0.8%	2.18%	5.3%
Net Adds — Second Access Lines	(18,283)	(47.9)%	(293,235)	1,503.9%		(100.0)%
Second Access Line Penetration	12.6%	(3.0)%	0.0%	(100.0)%	0.0%		0.0%
DSL Lines	241,567	59.9%	393,575	62.9%	546,070	38.7%	664,068	21.6%
DSL Gross Adds/1K Addressable Lines	6.33	32.0%		(100.0)%
DSL — ILEC Connects	158,704	44.5%	246,654	55.4%	275,276	11.6%	238,732	(13.3)%
DSL — ILEC Disconnects	68,176	151.0%	94,646	38.8%	122,781	29.7%	120,734	(1.7)%
DSL Net Adds	90,528	9.5%	152,008	67.9%	152,495	0.3%	117,998	(22.6)%
Churn — DSL — ILEC	3.01%	37.3%	2.53%	(15.8)%	2.20%	(13.1)%	1.67%	(24.0)%
DSL Revenue (000’s)	$46,158	58.1%	$71,118	54.1%	$71,119	0.0%	$71,119	0.0%
DSL Revenue per Avg Line	$19.92	(12.4)%	$18.64	(6.4)%	$12.57	(32.6)%	$9.77	(22.3)%
Note: ILEC DSL Revenue numbers are net of service and billing adjustments.
DSL Modem Exp per Gross Add	$56.71	(43.9)%	$55.09	(2.9)%	$42.53	(22.8)%	$45.00	5.8%
Satellite Units in Service			5,648		49,802	781.8%	90,731	82.2%
Satellite Connects			5,753		46,606	710.1%	46,608	0.0%
Satellite Disconnects			105		2,452	2,235.2%	5,678	131.6%
Satellite Net Adds	0		5,648		44,154	681.8%	40,929	(7.3)%
Revenue (000’s)	$2,238,086	(1.2)%	$2,187,962	(2.2)%	$2,116,877	(3.2)%	$2,048,354	(3.2)%
ARPU	$63.29	1.2%	$64.26	1.5%	$65.29	1.6%	$66.55	1.9%
Retail Revenue	$1,131,280	(2.3)%	$1,103,900	(2.4)%	$1,074,728	(2.6)%	$1,044,108	(2.8)%
RRPU Excluding Sales	$31.29	0.2%	$31.62	1.0%	$32.23	1.9%	$32.92	2.1%
Retail Revenue incl DSL	$1,177,437	(0.8)%	$1,175,018	(0.2)%	$1,145,846	(2.5)%	$1,115,227	(2.7)%
Operating Income	$883,287	2.1%	$818,418	(7.3)%	$762,682	(6.8)%	$710,648	(6.8)%
Operating Margin %	39.5%	3.3%	37.4%	(5.2)%	36.0%	(3.7)%	34.7%	(3.7)%
EBITDA	$1,376,569	0.8%	$1,294,963	(5.9)%	$1,237,205	(4.5)%	$1,185,170	(4.2)%
EBITDA Margin %	61.5%	2.1%	59.2%	(3.8)%	58.4%	(1.3)%	57.9%	(1.0)%
Feature Rev. per Eligible Line	$8.66	8.9%	$9.17	5.9%	$9.82	7.1%	$10.54	7.4%
ILEC Cash Cost per Unit (Excl. CTA)	$21.66	(2.1)%	$23.07	6.5%	$23.83	3.3%	$24.52	2.9%
ILEC Cash Cost per Unit	$24.36	(2.0)%	$26.23	7.7%	$27.13	3.4%	$28.04	3.4%
ILEC Total Cost per Unit	$38.31	(0.9)%	$40.23	5.0%	$41.77	3.8%	$43.46	4.1%
Total Cost per Avg ILEC & DSL unit	$35.96	(3.7)%	$36.17	0.6%	$35.56	(1.7)%	$35.14	(1.2)%
Bad Debt Exp/Total Revenue	0.99%	14.1%	0.74%	(24.8)%	0.76%	1.9%	0.76%	0.6%
Bad Debt Exp/Retail Rev incl DSL	1.88%	13.5%	1.39%	(26.3)%	1.40%	1.1%	1.40%	0.0%
Capital Expenditures	$318,391	(13.2)%	$338,300	6.3%	$326,200	(3.6)%	$298,900	(8.4)%
Employees — FTE	3,358	(5.0)%	3,147	(6.3)%	3,087	(1.9)%	2,925	(5.2)%

I-2-36

ALLTEL Communications, Inc.
Annual Statistics Report
Core Wireline

		% Growth	Actual/	% Growth		% Growth		% Growth
	Actual	Over	Forecast	Over	Forecast	Over	Forecast	Over
	YTD 04	2003	YTD 05	2004	YTD 06	2005	YTD 07	2006

CLEC

Access Lines	112,402	(2.5)%	112,633	0.2%	105,894	(6.0)%	100,190	(5.4)%
CLEC Connects	29,856	(20.1)%	31,216	4.6%	26,523	(15.0)%	27,297	2.9%
CLEC Disconnects	32,690	(9.4)%	30,985	(5.2)%	33,262	7.3%	33,001	(0.8)%
Net Adds	(2,834)	(319.9)%	231	(108.2)%	(6,739)	(3,017.3)%	(5,704)	(15.4)%
Adjustments & Purchases	0	(100.0)%
% Business of Total UIS	96%	1.8%	96%	(0.7)%	99%	3.9%	100%	0.3%
% Business of Tot Connects	96%	1.4%	97%	1.3%	97%	0.0%	97%	0.1%
% Business of Tot Discos	89%	2.9%	93%	4.9%	95%	1.2%	95%	0.0%
Churn — CLEC	2.37%	(7.3)%	2.29%	(3.3)%	2.53%	10.2%	2.66%	5.4%
Churn — Business	2.24%	(6.4)%	2.24%	0.0%	2.48%	10.6%	2.60%	4.6%
Churn — Residential	4.46%	(1.2)%	3.33%	(25.3)%	3.68%	10.7%	4.82%	30.9%
DSL Lines	1,758	(11.6)%	1,632	(7.2)%	1,381	(15.4)%	1,152	(16.6)%
DSL Net Adds	(231)	(217.9)%	(126)	(45.5)%	(251)	99.2%	(229)	(8.8)%
Churn — DSL — CLEC	3.18%	58.6%	0.00%	(100.0)%	0.00%		0.00%
DSL Revenue (000’s)	$679	4.4%	$703	3.6%	$703	0.0%	$725	3.1%
DSL Revenue per Avg Line	$30.11	7.0%	$34.32	14.0%	$38.54	12.3%	$47.80	24.0%
Revenue (000’s)	$96,783	(0.9)%	$95,290	(1.5)%	$95,315	0.0%	$96,182	0.9%
Operating Income (Dilution)	$10,580	244.8%	$15,519	46.7%	$15,027	(3.2)%	$15,432	2.7%
Operating Income %	10.9%	247.8%	16.3%	49.0%	15.8%	(3.2)%	16.0%	1.8%
EBITDA	$27,590	24.4%	$29,169	5.7%	$28,380	(2.7)%	$28,800	1.5%
EBITDA Margin %	28.5%	25.5%	30.6%	7.4%	29.8%	(2.7)%	29.9%	0.6%
CLEC ARPU	$70.32	1.4%	$70.50	0.3%	$72.60	3.0%	$77.78	7.1%
CLEC ARPU Business	$64.78	0.8%	$63.28	(2.3)%	$64.60	2.1%	$68.65	6.3%
CLEC ARPU Residential	$31.17	1.3%	$31.11	(0.2)%	$28.10	(9.7)%	$28.00	(0.4)%
Cash Cost per Avg Unit	$50.27	(6.2)%	$48.92	(2.7)%	$50.98	4.2%	$54.49	6.9%
Cash Cost per Unit excl CTA	$37.38	(5.9)%	$34.62	(7.4)%	$35.66	3.0%	$37.78	5.9%
Capital Expenditures	$4,970	(34.1)%	$7,600	52.9%	$7,500	(1.3)%	$7,600	1.3%
Employees — FTE	242	(16.4)%	220	(8.9)%	220	0.0%	221	0.2%
INTERNET

Internet Dial Customers	135,306	(22.6)%	84,180	(37.8)%	44,832	(46.7)%	26,679	(40.5)%
Internet DSL Customers	227,880	64.8%	370,870	62.7%	514,141	38.6%	625,273	21.6%

Total Internet Customers	363,186	16.0%	455,050	25.3%	558,973	22.8%	651,952	16.6%
Revenue (000’s)	$84,940	17.1%	$96,810	14.0%	$120,951	24.9%	$136,643	13.0%
Operating Margin (Dilution)	$32,124	108.4%	$43,507	35.4%	$66,108	51.9%	$81,523	23.3%
Operating Margin %	37.8%	78.0%	44.9%	18.8%	54.7%	21.6%	59.7%	9.2%
ARPU — Internet — Dial	$18.74	(1.6)%	$18.52	(1.2)%	$18.19	(1.8)%	$20.63	13.4%
ARPU — Internet DSL	$17.56	(4.4)%	$16.24	(7.5)%	$17.29	6.5%	$16.43	(5.0)%
ARPU — Total Internet	$20.99	(1.8)%	$19.62	(6.5)%	$19.81	0.9%	$18.76	(5.3)%
Interconnect Exp per Avg Unit	$6.53	(25.9)%	$4.65	(28.8)%	$3.76	$(19.2)%	$3.15	(16.2)%

I-2-37

V.     Financial Review

I-2-38

Wireline Financial Summary

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
($ in millions, lines in 000’s)	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006

Revenue and sales:
Service revenues	$2,601	(3.4)%	$2,540	(2.3)%	$2,495	(1.8)%	$2,434	(2.4)%
Product sales	281	9.1%	285	1.6%	294	3.1%	302	2.9%

Total revenues and sales	2,881	(2.3)%	2,825	(2.0)%	2,789	(1.3)%	2,736	(1.9)%

Operating expenses:
Cost of products sold	235	4.9%	230	(2.0)%	234	1.8%	241	2.6%
Cost of services	855	(7.7)%	858	0.4%	849	(1.0)%	834	(1.8)%
Selling, general and admin.	298	(4.9)%	316	6.0%	314	(0.7)%	307	(2.3)%

Cash operating expenses	1,388	(5.2)%	1,404	1.2%	1,398	(0.5)%	1,382	(1.1)%

EBITDA	1,494	0.6%	1,421	-4.9%	1,391	-2.1%	1,355	-2.6%
EBITDA margin	51.8%		50.3%		49.9%		49.5%
Depreciation and amortization	519	(2.4)%	499	(3.7)%	499	0.0%	499	(0.1)%

Operating Income	$975	2.3%	$921	(5.5)%	$892	(3.2)%	$856	(4.1)%

Operating margin	33.8%		32.6%		32.0%		31.3%
Access Lines	3,009	(2.8)%	2,882	(4.2)%	2,737	(5.0)%	2,599	(5.0)%
Net Access Line Loss	(86)		(128)		(145)		(138)
DSL Customers	243	59.0%	395	62.4%	547	38.5%	665	21.5%
Net DSL Additions	90		152		152		118
Long Distance Customers	1,771	5.4%	1,742	(1.6)%	1,750	0.5%	1,732	(1.1)%
Capital Expenditures	$333	(13.1)%	$358	7.5%	$350	(2.3)%	$325	(7.1)%

I-2-39

Longer Term Forecasts — Key Operating Assumptions

•	Acceleration of access line loss due to increased VoIP competition

•	Competitive DSL pricing, bundles and advertising drives continued growth in broadband customers

•	Satellite video services builds momentum and mitigates some access line loss

I-2-40

Longer Term Forecasts — Core Wireline Revenue Outlook

•	ARPU

•	Basic line and network access ARPUs remain relatively flat

•	DSL is the largest single driver of ARPU increases in 2006 — 2007

•	Feature ARPU increases with improved penetration

•	Customer Revenue

•	Revenue declines as a result of access line losses are partially offset by strong DSL growth, satellite video services, and CPE sales and features

•	Network Access

•	Declines accelerate in 2005 and 2006 largely due to significant drop in Intrastate territory traffic, which levels out somewhat in 2007

•	Originating access declining proportionate to access line

•	Reduction in special access rates effective July 1, 2006, due to over earnings carry forward through 2007, offset slightly by increased sales of special circuits

I-2-41

Longer Term Forecasts — Core Wireline Profitability Metrics

•	Continued focus on reducing cash costs

•	Workforce continuously right-sized as access lines decline (14% overall reduction from beginning of 2005 to end of 2007)

•	Cost of services declines over 1% in 2006 and 2007

•	Cost of products sold increases modestly for more aggressive enterprise sales

•	SG&A expenses are relatively flat due to increases in advertising and promotions for DSL and Satellite offerings in a more competitive environment, offset by reductions in other cash costs

I-2-42

Longer Term Forecasts — Included CSS Outlook

•	APC competes for advertising sales, offsetting revenue losses on existing customers with new business

•	ACP grows non-affiliated sales combined with efficiencies in SG&A expenses

•	AXN Retail Long Distance declines with loss of access lines, which had been offset in 2005 and 2006 with new rate plan charges

•	ATS maintains key customer through 2007 with rate reductions offset by reduced expenses

I-2-43

Longer Term Forecasts — Alltel Wireline Capital Expenditure Assumptions

•	Capex plan assumptions

•	Aggressively Managing Capex to offset line pressure

•	Investing in broadband and new technologies to mitigate competitive pressure

I-2-44